Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Year Ended December 31, 2010

This Management’s Discussion and Analysis should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) audited consolidated financial statements for the year ended December 31, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s accounting policies are consistent with United States generally accepted accounting principles in all material respects except as outlined in Note 14 to the consolidated financial statements. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of March 23, 2011.

Highlights

  Silver Wheaton had record net earnings, operating cash flows, attributable production and sales for the three months and year ended December 31, 2010, as follows:

    Net earnings for the three months and year ended December 31, 2010 of $123.0 million ($0.35 per share) and $290.1 million ($0.84 per share), respectively, compared with $50.8 million ($0.15 per share) and $117.9 million ($0.39 per share) for the comparable periods in 2009.

    Operating cash flows for the three months and year ended December 31, 2010 of $124.7 million ($0.36 per share1) and $319.8 million ($0.93 per share1), respectively, compared with $71.0 million ($0.21 per share1) and $165.9 million ($0.54 per share1) for the comparable periods in 2009.

    Attributable silver equivalent production for the three months and year ended December 31, 2010 of 6.3 million ounces (6.1 million ounces of silver and 4,100 ounces of gold) and 23.9 million ounces (22.1 million ounces of silver and 28,800 ounces of gold), respectively, representing an increase of 10% and 37% over the comparable periods in 2009.

    Silver equivalent sales for the three months and year ended December 31, 2010 were 5.7 million ounces (5.5 million ounces of silver and 2,600 ounces of gold) and 20.5 million ounces (18.9 million ounces of silver and 25,900 ounces of gold), respectively, representing an increase of 11% and 29% over the comparable periods in 2009.

  Total cash costs for the three months and year ended December 31, 2010 were $4.02 and $4.04 per silver equivalent ounce, respectively, compared with $4.04 and $4.03 per silver equivalent ounce for the comparable periods in 2009.

  Cash operating margin1 for the three months and year ended December 31, 2010 was $22.42 and $16.63 per silver equivalent ounce, respectively, representing an increase of 64% and 50% over the comparable periods in 2009.

  As at December 31, 2010, approximately 2.4 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont Copper project (“Rosemont”) in the United States. The Company will make total upfront cash payments of $230 million payable in installments to partially fund construction of the mine commencing once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in 2011 and has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

[1] Refer to discussion on non-GAAP measures.

SILVER WHEATON ANNUAL REPORT [1]

  On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of $4.00 is due for silver delivered under the agreement. Silver Wheaton and Pan American are in the process of finalizing the definitive terms of the agreement.

  On May 21, 2010, the Company acquired, by way of a private placement financing, 1.8 million units of Ventana Gold Corp. (“Ventana”) for total consideration of Cdn$20.7 million ($19.8 million), representing approximately 2% of the outstanding shares of Ventana. As part of this transaction, Silver Wheaton has been granted a right of first refusal over any silver streams relating to Ventana’s La Bodega and Cal-Vetas projects.

  On August 6, 2010, Goldcorp Inc. (“Goldcorp”) completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, which was set to expire in 2029, was extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

  On September 12, 2010, Goldcorp announced that its world-class gold-silver-lead-zinc Peñasquito mine achieved commercial production with peak throughput rates as high as 105,000 tonnes per day. The ramp up to full production capacity of 130,000 tonnes per day is anticipated by early 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

  On November 3, 2010, the Company acquired, by way of private placement, 3.0 million common shares of Bear Creek Mining Corporation (“Bear Creek”) at a price of Cdn$6.40 per share, for total consideration of Cdn$19.1 million. As a result, at December 31, 2010, Silver Wheaton owned 13.3 million common shares of Bear Creek representing approximately 14% of the outstanding shares of Bear Creek on an undiluted basis.

  Barrick Gold Corporation’s world-class gold-silver Pascua-Lama project is forecast to commence production in the first half of 2013, with detailed engineering and procurement nearing completion and earthworks well underway. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first five years of operation, Silver Wheaton’s attributable silver production is expected to average 9 million ounces annually.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into fourteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. Attributable silver and gold as referred to in this Management’s Discussion and Analysis and Financial Statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements. During the year ended December 31, 2010, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.97 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

SILVER WHEATON ANNUAL REPORT [2]

Outlook

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 27 to 28 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

At December 31, 2010, the Company had approximately $429 million of cash on hand and $400 million of available credit under its revolving bank debt facility. This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

SILVER WHEATON ANNUAL REPORT [3]

Silver and Gold Interests

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Attributable Production to be Purchased		Term of Agreement	Date of Contract
			Silver	Gold
San Dimas	Primero Mining Corp. [1]	Mexico	100%[1]	-	Life of Mine [1]	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% [2]	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% [3]	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years [4]	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years [4]	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% [5]	-	4 years [4]	8-Sep-09
Other
Los Filos	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Keno Hill	Alexco Resource Corp.	Canada	25%	-	Life of Mine	2-Oct-08
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine [6]	5-Jun-07
Stratoni	European Goldfields Ltd. [7]	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Nyrstar NV	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine [6]	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a [8]
Rosemont	Augusta Resource Corporation	USA	100%	100%	Life of Mine	11-Feb-10

1)
On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, which was set to expire in 2029, was extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

2)
To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

3)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
4)
Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

5)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
6)	With a nominal term of 50 years.
7)	95% owned by European Goldfields Ltd.
8)	Terms of the agreement not yet finalized.

SAN DIMAS

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations (the “Luismin Agreement”) in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, as it relates to San Dimas, was extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

SILVER WHEATON ANNUAL REPORT [4]

As of December 31, 2010, the Company has received approximately 41 million ounces of silver under the above noted agreements, generating cumulative operating cash flows of $373 million. Approximately 95% of this silver was from the San Dimas mine. As at December 31, 2010, the San Dimas mine had proven and probable reserves of 62.9 million ounces of silver and inferred resources of 178.7 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of December 31, 2010, the Zinkgruvan mine has delivered approximately 11 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of approximately $103 million. As at June 30, 2010, Zinkgruvan had proven and probable silver reserves of 36.4 million ounces, measured and indicated silver resources of 15.7 million ounces and inferred silver resources of 12.6 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

As of December 31, 2010, Glencore has delivered approximately 14 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $147 million. As at July 31, 2010, Yauliyacu had proven and probable silver reserves of 12.6 million ounces, measured and indicated silver resources of 21.8 million ounces and inferred silver resources of 95.1 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

On September 12, 2010, Goldcorp announced that the Peñasquito mine achieved commercial production with peak throughput rates as high as 105,000 tonnes per day. The ramp up to full production capacity of 130,000 tonnes per day is anticipated by early 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

As of December 31, 2010, Goldcorp has delivered approximately 4 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $61 million. As at December 31, 2010, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 276.3 million ounces, measured and indicated silver resources was 68.1 million ounces and inferred silver resources was 10.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

SILVER WHEATON ANNUAL REPORT [5]

MINTO

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”). As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter. The silver production, sales and related costs associated with this agreement are reflected in these financial statements as part of Other mines.

As of December 31, 2010, the Minto mine has delivered approximately 0.3 million ounces of silver and 43,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of $40 million. As at December 31, 2010, Minto had proven and probable reserves of 2.1 million ounces of silver and 250,000 ounces of gold, measured and indicated resources of 2.4 million ounces of silver and 230,000 ounces of gold and inferred resources of 0.5 million ounces of silver and 50,000 ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

COZAMIN

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of December 31, 2010, the Cozamin mine has delivered in excess of 2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $35 million. As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

In November 2010, Argentina passed a federal glacier protection law that bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such an audit identifies significant impacts on glaciers and the peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. As stated by Barrick in its 2010 year end Management Discussion & Analysis, Barrick’s view is that its activities do not take place on glaciers and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas. Barrick also states that it believes that the new federal law is unconstitutional, and that it believes it is legally entitled to continue its current activities on the basis of existing approvals. In this regard, in November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal legislation, suspending the application of the legislation in the Province and in particular relating to Veladero and Pascua-Lama. The actions have been moved to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation. It is possible that others may attempt to bring legal challenges seeking to restrict Barrick’s activities based on the new federal law. Barrick indicates in its disclosure that it will vigorously oppose any such challenges.

[1] Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON ANNUAL REPORT [6]

As of December 31, 2010, Barrick has delivered in excess of 3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $52 million. As at December 31, 2010, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.9 million ounces, measured and indicated silver resources was 41.4 million ounces and inferred silver resources was 3.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 63.9 million ounces of proven and probable silver reserves.

OTHER

Other silver and gold interests consist of the following:

i.
An agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. Goldcorp’s obligation to deliver an amount equal to the silver production at the San Martin mine was replaced, effective August 6, 2010, with an obligation to deliver an amount equal to the silver production at the Bermejal deposit of the Los Filos mine, which had previously been excluded from the Luismin Agreement. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in these financial statements as part of the silver production and sales relating to San Dimas.

ii.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;
iii.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;
iv.	An agreement with Farallon Mining Ltd., a subsidiary of Nyrstar NV, to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;
v.
An agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the currently producing Bellekeno mine;

vi.	An agreement with I’M SGPS to acquire 100% of the life of mine silver production from its Aljustrel mine in Portugal;
vii.	An agreement with Lundin to acquire 100% of the life of mine silver production from its Neves-Corvo mine in Portugal;
viii.
An agreement with Pan American to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are in the process of being finalized;

ix.	An agreement with Augusta to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.

As of December 31, 2010, the Company has received nearly 9 million ounces of silver under these agreements, generating cumulative operating cash flows of $103 million.

In December 2010, the Company sold its La Negra silver interest to Aurcana Corporation (“Aurcana”) for cash proceeds of $25 million, resulting in a $5.9 million gain, in addition to being delivered all previously produced but undelivered silver due under the terms of the agreement.

SILVER WHEATON ANNUAL REPORT [7]

SUMMARIZED FINANCIAL RESULTS

	Years Ended December 31
	2010	2009	2008

Silver equivalent production [1]
Attributable silver ounces produced (000’s)	22,091	16,263	11,915
Attributable gold ounces produced	28,795	18,021	-
Attributable silver equivalent ounces produced (000’s) [1]	23,865	17,395	11,915
Silver equivalent sales [1]
Silver ounces sold (000’s)	18,878	14,744	11,137
Gold ounces sold	25,884	17,132	-
Silver equivalent ounces sold (000’s) [1]	20,483	15,823	11,137
Average realized price ($'s per ounce)
Average realized silver price	$20.75	$15.02	$14.97
Average realized gold price	$1,224	$1,042	n/a
Average realized silver equivalent price	$20.67	$15.13	$14.97
Average cash cost ($'s per ounce) [2]
Average silver cash cost	$3.97	$3.97	$3.94
Average gold cash cost	$300	$300	n/a
Average silver equivalent cash cost	$4.04	$4.03	$3.94
Total revenue ($000's)	$423,353	$239,293	$166,719
Net earnings ($000's)	$290,093	$117,924	$17,252
Earnings per share
Basic	$0.84	$0.39	$0.07
Diluted	$0.83	$0.38	$0.07
Cash flow from operations ($000's)	$319,761	$165,932	$111,142
Total assets ($000's)	$2,635,069	$2,237,224	$1,270,646
Total liabilities ($000’s)	$373,120	$513,299	$382,621
Total shareholders' equity ($000's)	$2,261,949	$1,723,925	$888,025

1)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.
2)	Refer to discussion on non-GAAP measures.

SILVER WHEATON ANNUAL REPORT [8]

SUMMARY OF OUNCES PRODUCED AND SOLD

	2010				2009
(in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Silver ounces produced
San Dimas [3]	1,586	1,255	1,110	1,206	1,275	1,232	1,264	1,323
Zinkgruvan	428	508	478	387	505	415	480	461
Yauliyacu	651	633	692	737	783	750	870	739
Peñasquito	1,260	1,109	866	557	441	165	162	160
Cozamin	335	381	286	401	388	366	262	-
Barrick [4]	458	682	697	780	756	223	-	-
Other [5]	1,352	1,069	1,240	947	1,068	829	787	559
	6,070	5,637	5,369	5,015	5,216	3,980	3,825	3,242
Silver equivalent ounces of gold produced [6]
Minto	205	402	522	645	471	233	428	-
Silver equivalent ounces produced	6,275	6,039	5,891	5,660	5,687	4,213	4,253	3,242

Silver ounces sold
San Dimas [3]	1,438	1,274	1,076	1,206	1,264	1,234	1,254	1,352
Zinkgruvan	421	635	313	498	357	433	469	451
Yauliyacu	470	87	517	581	1,027	698	546	743
Peñasquito	1,169	692	656	424	191	190	130	135
Cozamin	411	306	412	281	359	384	213	-
Barrick [4]	482	533	727	783	751	187	-	-
Other [5]	1,139	750	943	654	725	848	326	477
	5,530	4,277	4,644	4,427	4,674	3,974	2,938	3,158
Silver equivalent ounces of gold sold [6]
Minto	127	411	496	571	441	626	12	-
Silver equivalent ounces sold	5,657	4,688	5,140	4,998	5,115	4,600	2,950	3,158

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. As at December 31, 2010, approximately 2.4 million payable silver equivalent ounces attributable to the Company have been produced and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

2)	Certain production figures are based on management estimates.
3)
The ounces produced and sold during the third and fourth quarters of 2010 include 250,000 ounces and 375,000 ounces, respectively, received from Goldcorp, in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto and Campo Morado silver interests.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON ANNUAL REPORT [9]

QUARTERLY FINANCIAL REVIEW

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total silver ounces sold (000's)	5,530	4,277	4,644	4,427	4,674	3,974	2,938	3,158
Average realized silver price [1]	$26.41	$19.51	$18.46	$17.27	$17.63	$15.14	$14.04	$11.90
Silver sales (000's)	$146,030	$83,409	$85,759	$76,462	$82,409	$60,194	$41,268	$37,572
Total gold ounces sold	2,562	7,127	7,584	8,611	7,033	9,953	145	-
Average realized gold price [1]	$1,384	$1,323	$1,219	$1,100	$1,158	$962	$925	$-
Gold sales (000's)	$3,547	$9,425	$9,245	$9,476	$8,142	$9,573	$135	$-
Total silver equivalent ounces sold [2]	5,657	4,688	5,140	4,998	5,115	4,600	2,950	3,158
Average realized silver equivalent price [1]	$26.44	$19.81	$18.48	$17.20	$17.70	$15.16	$14.04	$11.90
Total sales (000's)	$149,577	$92,834	$95,004	$85,938	$90,551	$69,767	$41,403	$37,572
Average cash cost, silver [1,3]	$3.97	$3.98	$3.97	$3.97	$3.97	$3.97	$3.99	$3.97
Average cash cost, gold [1,3]	$300	$300	$300	$300	$300	$300	$300	$-
Net earnings (000's)	$122,972	$69,234	$53,258	$44,630	$50,811	$33,565	$18,437	$15,111
Earnings per share
Basic	$0.35	$0.20	$0.16	$0.13	$0.15	$0.11	$0.07	$0.06
Diluted	$0.35	$0.20	$0.15	$0.13	$0.15	$0.11	$0.06	$0.06
Cash flow from operations (000's)	$124,687	$70,485	$66,990	$57,600	$70,981	$45,379	$26,452	$23,120
Cash flow from operations per share [3]
Basic	$0.36	$0.20	$0.20	$0.17	$0.21	$0.14	$0.09	$0.09
Diluted	$0.35	$0.20	$0.19	$0.17	$0.21	$0.14	$0.09	$0.08
Total assets (000's)	$2,635,069	$2,363,625	$2,379,472	$2,286,100	$2,237,224	$2,299,770	$1,462,514	$1,291,750
Total liabilities (000's)	$373,120	$385,964	$530,645	$508,337	$513,299	$652,591	$156,614	$160,336
Total shareholders' equity (000's)	$2,261,949	$1,977,661	$1,848,827	$1,777,763	$1,723,925	$1,647,179	$1,305,900	$1,131,414

1)	Expressed as United States dollars per ounce.
2)	Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.
3)	Refer to discussion on non-GAAP measures.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver as well as acquisitions of silver purchase agreements and the commencement of operations of mines under construction.

SILVER WHEATON ANNUAL REPORT [10]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the gold produced by the Minto mine and corporate operations.

Three Months Ended December 31, 2010
	Ounces produced [3]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [4]	Total depletion ($'s per ounce) [4]	Net earnings	Cash flow from (used in) operations

Silver
San Dimas	1,586	1,438	$39,283	$27.33	$4.05	$0.78	$32,351	$34,567
Zinkgruvan	428	421	12,483	29.64	4.05	1.69	10,062	10,600
Yauliyacu	651	470	10,627	22.61	3.98	3.47	7,124	8,756
Peñasquito	1,260	1,169	31,166	26.66	3.90	2.54	23,634	26,607
Cozamin	335	411	10,953	26.67	4.04	4.62	7,396	8,729
Barrick [5]	458	482	11,369	23.58	3.90	3.61	7,749	10,890
Other [6]	1,352	1,139	30,149	26.47	3.92	4.81	20,207	24,452
	6,070	5,530	$146,030	$26.41	$3.97	$2.81	$108,523	$124,601
Gold
Minto	4,130	2,562	$3,547	$1,384	$300	$237	$2,172	$3,816
Silver Equivalent [7]	6,275	5,657	$149,577	$26.44	$4.02	$2.86	$110,695	$128,417
Corporate							12,277	(3,730)
	6,275	5,657	$149,577	$26.44	$4.02	$2.86	$122,972	$124,687

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)
Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: silver ounces produced – 109,000; silver ounces sold – 242,000; sales - $6,766,000; earnings from operations - $4,201,000 and; cash flow from operations - $5,824,000.

7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON ANNUAL REPORT [11]

						Three Months Ended December 31, 2009
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	1,275	1,264	$22,380	$17.71	$4.04	$0.65	$16,449	$17,276
Zinkgruvan	505	357	6,547	18.32	4.03	1.78	4,470	6,273
Yauliyacu	783	1,027	17,948	17.48	3.94	3.47	10,337	13,899
Peñasquito	441	191	3,293	17.24	3.90	2.35	2,098	2,548
Cozamin	388	359	6,334	17.66	4.00	4.72	3,207	4,569
Barrick [4]	756	751	12,991	17.31	3.90	3.59	7,373	13,299
Other [5]	1,068	725	12,916	17.80	3.91	4.27	6,978	9,795
	5,216	4,674	$82,409	$17.63	$3.97	$2.77	$50,912	$67,659
Gold
Minto	7,500	7,033	$8,142	$1,158	$300	$288	$4,008	$7,342
Silver Equivalent [6]	5,687	5,115	$90,551	$17.70	$4.04	$2.93	$54,920	$75,001
Corporate							(4,109)	(4,020)
	5,687	5,115	$90,551	$17.70	$4.04	$2.93	$50,811	$70,981

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Minto, Campo Morado and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: silver ounces produced – 132,000; silver ounces sold – 85,000; sales - $1,484,000; earnings from operations - $524,000 and; cash flow from operations - $1,152,000.

6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

For the three months ended December 31, 2010, net earnings and cash flow from operations were $123.0 million and $124.7 million, respectively, compared with $50.8 million and $71.0 million for the comparable periods in 2009, with the variance being attributable to the following factors:

  11% increase in the number of silver equivalent ounces sold, due primarily to an increase in deliveries relating to Peñasquito, reflecting the ramping up of the milling operations which achieved commercial production in the third quarter of 2010, partially offset by shipment timing differences of stockpiled concentrate, primarily relating to Yauliyacu;

  49% increase in the average realized selling price of silver; and

  A $16.4 million decrease in corporate costs ($0.3 million decrease from an operating cash flow perspective).

SILVER WHEATON ANNUAL REPORT [12]

						Year Ended December 31, 2010
	Ounces produced [3]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [4]	Total depletion ($'s per ounce) [4]	Net earnings	Cash flow from (used in) operations

Silver
San Dimas	5,157	4,994	$105,747	$21.18	$4.04	$0.78	$81,659	$86,666
Zinkgruvan	1,801	1,867	39,447	21.12	4.04	1.71	28,697	30,178
Yauliyacu	2,713	1,655	31,998	19.33	3.98	3.47	19,669	25,418
Peñasquito	3,792	2,941	63,632	21.64	3.90	2.54	44,683	52,163
Cozamin	1,403	1,410	29,180	20.71	4.03	4.62	16,987	23,252
Barrick [5]	2,617	2,525	48,311	19.13	3.90	3.55	29,498	36,787
Other [6]	4,608	3,486	73,345	21.04	3.92	4.49	44,010	58,182
	22,091	18,878	$391,660	$20.75	$3.97	$2.73	$265,203	$312,646
Gold
Minto	28,795	25,884	$31,693	$1,224	$300	$236	$17,830	$23,174
Silver Equivalent [7]	23,865	20,483	$423,353	$20.67	$4.04	$2.81	$283,033	$335,820
Corporate							7,060	(16,059)
	23,865	20,483	$423,353	$20.67	$4.04	$2.81	$290,093	$319,761

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)
Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: silver ounces produced – 407,000; silver ounces sold – 517,000; sales - $11,717,000; earnings from operations - $6,151,000 and; cash flow from operations - $9,701,000.

7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON ANNUAL REPORT [13]

						Year Ended December 31, 2009
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	5,094	5,104	$75,371	$14.77	$4.02	$0.70	$51,266	$54,829
Zinkgruvan	1,861	1,710	25,569	14.95	4.02	1.78	15,645	19,066
Yauliyacu	3,142	3,014	44,829	14.87	3.93	3.47	22,520	32,980
Peñasquito	928	646	9,398	14.55	3.90	2.35	5,357	6,878
Cozamin	1,016	956	15,005	15.70	4.00	4.71	6,686	12,186
Barrick [4]	979	938	16,000	17.06	3.90	3.56	9,004	15,578
Other [5]	3,243	2,376	35,271	14.82	3.91	4.12	16,163	25,488
	16,263	14,744	$221,443	$15.02	$3.97	$2.46	$126,641	$167,005
Gold
Minto	18,021	17,132	$17,850	$1,042	$300	$288	$7,781	$12,865
Silver Equivalent [6]	17,395	15,823	$239,293	$15.13	$4.03	$2.60	$134,422	$179,870
Corporate							(16,498)	(13,938)
	17,395	15,823	$239,293	$15.13	$4.03	$2.60	$117,924	$165,932

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, San Martin, Mineral Park, Neves-Corvo, Stratoni, Minto, Campo Morado and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: silver ounces produced – 393,000; silver ounces sold – 253,000; sales - $3,819,000; earnings from operations - $973,000 and; cash flow from operations - $2,834,000.

6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON ANNUAL REPORT [14]

Year Ended December 31, 2008

	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)		Cash flow from (used in) operations

Silver
San Dimas	5,114	5,212	$78,114	$14.99	$3.97	$0.42	$55,260		$57,438
Zinkgruvan	1,695	1,563	23,476	15.02	3.96	1.57	14,840		17,773
Yauliyacu	3,184	2,777	42,634	15.35	3.90	3.47	22,159		31,806
Peñasquito	339	288	3,411	11.84	3.90	2.42	1,591		2,287
Other [4]	1,583	1,297	19,084	14.71	3.91	3.48	9,488		13,630
	11,915	11,137	$166,719	$14.97	$3.94	$1.75	$103,338		$122,934
Corporate							(86,086	) [5]	(11,792)
	11,915	11,137	$166,719	$14.97	$3.94	$1.75	$17,252		$111,142

1)	All figures in thousands except per ounce amounts.
2)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)

Comprised of the Los Filos, San Martin, Stratoni and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: silver ounces produced – 159,000; silver ounces sold – 128,000; sales - $1,487,000; earnings from operations - $51,000 and; cash flow from operations - $988,000.

5)	Includes a $64 million non-cash write down of long-term investments held.

For the year ended December 31, 2010, net earnings and cash flow from operations were $290.1 million and $319.8 million, respectively, compared with $117.9 million and $165.9 million for the comparable period in 2009, with the variance being primarily attributable to the following factors:

  29% increase in the number of silver equivalent ounces sold, due to:

i.	An increase in deliveries relating to Peñasquito, reflecting the ramping up of the milling operations which achieved commercial production in the third quarter of 2010; and

ii.

An increase in deliveries relating to the precious metal interests acquired in the Silverstone Acquisition that closed on May 21, 2009 and the Barrick silver interest that was acquired on September 8, 2009; partially offset by

iii.	Shipment timing differences of stockpiled concentrate primarily relating to Yauliyacu;

  37% increase in the average realized selling price of silver; and

  A $23.6 million decrease in corporate costs as explained in the Corporate Costs section of this Management’s Discussion and Analysis ($2.1 million increase from an operating cash flow perspective).

SILVER WHEATON ANNUAL REPORT [15]

Corporate Costs

	Years Ended December 31
(in thousands)	2010	2009	2008

General and administrative	$16,937	$13,278	$11,946
Stock based compensation (a non-cash item)	7,732	4,010	5,530
Total general and administrative	24,669	17,288	17,476
(Gain) loss on long-term investments held	(10,719)	(335)	65,066
Other (income) expense	(7,410)	(455)	631
Future income tax (recovery) expense	(13,600)	-	2,913
Total corporate (recovery) costs	$(7,060)	$16,498	$86,086

For the year ended December 31, 2010, corporate costs decreased by $23.6 million over the comparable period in the previous year, primarily as a result of: (i) a non-cash $10.7 million mark-to-market gain relating to warrants held as long-term investments; (ii) a non-cash future income tax recovery of $13.6 million relating to the recognition of previously unrecognized future income tax assets; and (iii) a $5.9 million gain resulting from the disposition of the La Negra silver purchase agreement, (as discussed in the Silver and Gold Interests section of this Management’s Discussion and Analysis) reflected in Other income. These gains were partially offset by an increase in total general and administrative costs of $7.4 million, attributable to: (i) a $3.7 million increase in stock based compensation (a non-cash item); and (ii) a $3.7 million increase in general and administrative expenses, primarily due to increased corporate activity.

The long-term investments held by the Company consist of both equity securities and warrants of publicly traded companies which are held for long-term investment purposes. The equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either: (i) realized or (ii) an other-than-temporary impairment is determined to have occurred. As at December 31, 2008, management concluded that these available-for-sale investments were other-than-temporarily impaired; as a result, the carrying value of these investments was written down to their fair values as of such date, resulting in a $64.0 million loss being recorded in net earnings. During 2009 and 2010, the carrying value of these investments increased by $193.1 million with the unrealized gain being reflected in Other Comprehensive Income.

Warrants meet the definition of a derivative and are marked-to-market on a quarterly basis with any gains or losses included in net earnings in the period they occur.

The Company’s future income tax expense or recovery in a given period is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of a significant increase in the value of the long-term investments during 2010, the Company recorded a future income tax liability with the associated $14.4 million future income tax expense being reflected as a component of other comprehensive income. The Company has future tax assets relating to tax losses and tax deductions which had not been previously recognized. The Company has reversed its valuation allowance and recognized these future income tax assets, which partially offset this future tax liability, with the resulting $13.6 million future income tax recovery being reflected in net earnings.

The Company incurred interest costs of $24.5 million during 2010, of which $23.1 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt. All of the interest costs incurred during 2010 have been capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests. For the same period in 2009, the Company incurred interest costs of $10.0 million, of which $6.1 million represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt. All of the interest costs incurred during 2009 were capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests.

SILVER WHEATON ANNUAL REPORT [16]

Non-GAAP Measures

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the year ended December 31, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (2009 – $3.97 per ounce of silver and $300 per ounce of gold).

Liquidity and Capital Resources

As at December 31, 2010, the Company had cash and cash equivalents of $428.6 million (December 31, 2009 - $227.6 million) and working capital of $265.1 million (December 31, 2009 – $64.2 million). The Company invests surplus cash in short-term, high credit quality, money market instruments.

During the year ended December 31, 2010, the Company generated operating cash flows of $319.8 million compared with $165.9 million during 2009, with the increase primarily as a result of increased silver equivalent ounces sold in addition to a higher realized average silver price.

During 2010, the Company had net cash inflows from financing activities of $79.8 million, primarily comprised of proceeds in the amount of $108.4 million from share purchase options and share purchase warrants exercised during the period, partially offset by scheduled principal repayments of $28.6 million relating to the Company’s non-revolving bank debt facility. During 2009, the Company had net cash inflows from financing activities of $276.3 million including the receipt of $495.8 million in net proceeds from two equity financings offset by the net repayment of $242.1 million of debt outstanding under the Company’s debt facilities. In addition, during 2009, the Company received proceeds of $22.6 million from the exercise of share purchase options and share purchase warrants.

During 2010, the Company had net cash outflows relating to investing activities of $201.3 million, primarily related to the scheduled upfront payment of $137.5 million to Barrick and upfront payments totaling $32.6 million to Alexco in addition to the acquisition of long-term investments totaling $54.1 million, which were partially offset by the $25 million proceeds received from Aurcana for the disposal of the La Negra silver purchase agreement. During 2009, the Company had net cash outflows relating to investing activities of $221.2 million, which related primarily to the upfront cash payment made to Barrick.

As at December 31, 2010, the Company has cash on hand of $428.6 million and $400 million available under its revolving bank debt facility as more fully described in Note 6 to the Financial Statements. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON ANNUAL REPORT [17]

LONG-TERM INVESTMENTS

At December 31, 2010, the Company held long-term investments with a market value of $284.4 million.

BEAR CREEK

During 2010, the Company acquired, by way of private placement, 3.0 million common shares of Bear Creek at a price of Cdn$6.40 per share, for total consideration of Cdn$19.1 million. As a result, at December 31, 2010, Silver Wheaton owned 13.3 million common shares of Bear Creek representing approximately 14% of the outstanding shares of Bear Creek. At December 31, 2010, the fair value of the Company’s investment in Bear Creek was $126.7 million.

REVETT

During 2010, the Company acquired 7.3 million common shares and 1.2 million common share purchase warrants of Revett Minerals Inc. (“Revett”) for $1.9 million. On November 17, 2010, Revett announced a share consolidation (reverse stock split) of common shares on a one for five basis, effective November 19, 2010. As a result, at December 31, 2010, Silver Wheaton owned 5.0 million common shares and warrants exercisable to acquire an additional 0.2 million common shares, representing approximately 16% of the outstanding shares of Revett. At December 31, 2010, the fair value of the Company’s investment in Revett was $25.6 million.

MINES MANAGEMENT

At December 31, 2010, Silver Wheaton owned 2.5 million common shares of Mines Management, Inc. (“Mines Management”), representing approximately 11% of the outstanding shares of Mines Management. At December 31, 2010, the fair value of the Company’s investment in Mines Management was $10.4 million.

OTHER

At December 31, 2010, Silver Wheaton owned common shares and share purchase warrants of several publicly traded mineral exploration, development and mining companies. As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies, these investments have been reflected in these financial statements as part of Other long-term investments. At December 31, 2010, the fair value of the Other long-term investments was $121.8 million.

SILVER WHEATON ANNUAL REPORT [18]

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER AND GOLD INTERESTS

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

	Attributable Payable Production To Be Purchased		Per Ounce Cash Payment [1,2]
Silver and Gold Interests	Silver	Gold	Silver	Gold	Term of Agreement	Date of Contract

San Dimas	100% [3]	-	$4.04	n/a	Life of Mine [3]	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [4]	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% [5]	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.04	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years [6]	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years [6]	8-Sep-09
Veladero	100% [7]	-	$3.90	n/a	4 years [6]	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.94	n/a	Life of Mine [8]	5-Jun-07
Stratoni	100%	-	$3.94	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90	n/a	Life of Mine [8]	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a [9]
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, which was set to expire in 2029, was extended to the life of mine. During the first four years following closing of the transaction, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 23, 2010, representing the four year anniversary, was 6.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)

The Company is committed to purchase silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	With a nominal term of 50 years.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON ANNUAL REPORT [19]

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2011	2012 - 2014	2015 - 2016	After 2016	Total

Bank debt [1]	$28,560	$78,620	$-	$-	$107,180
Silver interest payments [2]	139,954	137,500	-	-	277,454
Operating leases	501	1,543	1,004	132	3,180
Other	645	753	201	-	1,599
Total contractual obligations	$169,660	$218,416	$1,205	$132	$389,413
1)	Does not include payments of interest related to bank debt.
2)	Comprised of payments due to Barrick and Alexco.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the year ended December 31, 2010, the Company received cash proceeds of $32.3 million (2009 - $8.8 million) from the exercise of 2,813,773 share purchase options (2009 – 1,945,305 share purchase options) at a weighted average exercise price of Cdn$11.85 per option (2009 – Cdn$4.86 per option).

During the year ended December 31, 2010, the Company received proceeds of $76.1 million, primarily from the exercise of Series “B” warrants which expired on December 22, 2010, resulting in the issuance of 7,738,030 common shares.

During the year ended December 31, 2009, the Company received proceeds of $13.8 million from the exercise of share purchase warrants which expired on August 5, 2009, and the Series “A” warrants which expired on November 30, 2009, resulting in the issuance of 3,455,636 common shares.

On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

SILVER WHEATON ANNUAL REPORT [20]

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed an equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. On October 21, 2009, $140.2 million of the net proceeds from the equity financing were used to repay the temporary draw under the Company’s revolving bank debt facility which had been utilized to partially finance the initial upfront cash payment of $212.5 million made to Barrick.

As of March 23, 2011, there were 353,202,255 outstanding common shares, 2,251,249 share purchase options, 162,265 restricted share units and 2,716,131 share purchase warrants.

Risks and Uncertainties

The primary risk factors affecting the Company are set forth below. For discussion of additional risk factors, please refer to the Company’s Annual Information Form, which is available on the Company’s website, www.silverwheaton.com, and on SEDAR, www.sedar.com, or is available upon request from the Company.

COMMODITY PRICES

The price of the common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of silver or gold. The price of silver and gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of silver and gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major silver and gold producing countries throughout the world.

In the event that the prevailing market price of silver or gold is at or below the price at which the Company can purchase such pursuant to the terms of the agreements associated with its silver and gold interests, the Company will not generate positive cash flow or earnings.

RISKS RELATING TO MINING OPERATIONS

To the extent that they relate to the production of silver and gold from, or the continued operation of, the San Dimas mine, the Zinkgruvan mine, the Yauliyacu mine, the Stratoni mine, the Mineral Park mine, the Los Filos mine, the Peñasquito mine, the Campo Morado mine, the Keno Hill mine, the Neves-Corvo mine, the Cozamin mine, the Minto mine, the Barrick mines (including the Pascua-Lama project), the Aljustrel mine, the Rosemont project or the Loma de La Plata project (collectively, the “Mining Operations”), the Company will be subject to the risk factors applicable to the operators of such mines or projects, including the following as more fully described in the Company’s Annual Information Form: government regulations; international operations; exploration, development and operating risks; environmental regulation; permitting; compliance with laws; infrastructure; mineral reserve and mineral resource estimates; need for additional mineral reserves; land title; commodity price fluctuations; additional capital; and permitting, construction, development and expansion risk.

NO CONTROL OVER MINING OPERATIONS

The Company has agreed to purchase a certain percentage of the silver (and in some cases gold) produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. As a result, the cash flow of the Company is dependent upon the activities of third parties which creates the risk that at any time those third parties may: (a) have business interests or targets that are inconsistent with those of the Company, (b) take action contrary to the Company’s policies or objectives, (c) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (d) experience financial, operational or other difficulties, including insolvency, which could limit a third party’s ability to perform its obligations under the silver purchase agreements or the precious metals purchase agreements. Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted silver or gold production targets in any specified period or if the operations shut down or discontinue their operations on a temporary or permanent basis. There can be no assurance that the silver or gold production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations.

TAXES

The Company’s operating profit is derived primarily from its subsidiaries, Silver Wheaton (Caymans) Ltd. and Silverstone Resources (Barbados) Corp., which are incorporated and operated in the Cayman Islands and Barbados, respectively, such that the Company’s profits are subject to minimal income tax.

SILVER WHEATON ANNUAL REPORT [21]

The introduction of new tax laws or regulations, or changes to, or differing interpretation of, existing tax laws or regulations in Canada, the Cayman Islands, Luxembourg, Barbados, the Netherlands or any of the countries in which the Mining Operations are located or to which shipments of silver or gold are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws or regulations will not be enacted or that existing tax laws or regulations will not be changed, interpreted or applied in a manner which could have a material adverse effect on the Company.

CREDIT AND LIQUIDITY RISK

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the common shares could be adversely affected.

COMPETITION

The Company competes with other companies for silver and precious metals purchase agreements and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable silver and precious metals purchase agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its silver and precious metals purchase agreements. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for entering into additional silver and precious metals purchase agreements in the future.

SILVER AND GOLD PRODUCED AS A BY-PRODUCT

Silver and gold are by-product metals at all of the Mining Operations, other than at the Keno Hill Mine and the Loma de La Plata Project, and therefore, the economic cut-off applied to the reporting of silver and gold reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

ACQUISITION STRATEGY

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

MARKET PRICE OF THE COMMON SHARES AND THE COMMON SHARE PURCHASE WARRANTS

The common shares are listed and posted for trading on the TSX and on the NYSE and the Company’s common share purchase warrants are listed and posted for trading on the TSX. An investment in the Company’s securities is highly speculative. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The price of the common shares and the Company’s common share purchase warrants are also likely to be significantly affected by short-term changes in silver and gold prices, the Company’s financial condition or results of operations as reflected in its quarterly earnings reports, and the other risk factors identified herein.

SILVER WHEATON ANNUAL REPORT [22]

EQUITY PRICE RISK

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this Management’s Discussion and Analysis, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies. The Company does not actively trade these investments.

DIVIDEND POLICY

There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

DEPENDENCE UPON KEY MANAGEMENT PERSONNEL

The Company is dependent upon a number of key management personnel. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

OTHER RISKS

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Note 2 of the Company’s audited consolidated financial statements describes all of the significant accounting policies.

SILVER AND GOLD INTERESTS

Silver and gold interests are a significant asset of the Company, with a carrying value of $1.9 billion at December 31, 2010. This amount represents the capitalized expenditures related to the acquisition of the Mining Operations. Each of these mines estimates the reserves and resources relating to each agreement. Silver Wheaton uses these estimates to determine the estimated number of ounces that will be acquired from each operation and the cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depreciated on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves. Evaluations of the carrying values of each agreement are undertaken annually to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations. At December 31, 2010, no write-down was required.

REVENUE RECOGNITION

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market silver or gold prices. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final settlement is based on smelter weights, settlement assays and is priced as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the concentrate sales contract for accounting purposes. The concentrate sales contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in accounts receivable or as a derivative liability in accrued liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

SILVER WHEATON ANNUAL REPORT [23]

At December 31, 2010, the Company had outstanding provisionally priced sales of $25.3 million consisting of 0.9 million ounces of silver and 3,600 ounces of gold, which had a fair value adjustment of approximately $805,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $8,800 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,600. At December 31, 2009, the Company had outstanding provisionally priced sales of $9.7 million consisting of 0.3 million ounces of silver and 3,300 ounces of gold, which had a fair value adjustment of approximately $175,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $3,400 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,300.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON ANNUAL REPORT [24]

Future Changes in Accounting Policies

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Silver Wheaton’s first consolidated financial statements presented in accordance with IFRS will be for the three month period ended March 31, 2011, which will include presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and Status

Preliminary Planning and Scoping	This phase, which has been completed, involves development of the IFRS conversion plan.

The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal controls over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and training requirements and calculation of debt covenants. Based on management’s review of IFRS and current Company processes, the adoption of IFRS is expected to have minimal impact on information systems, operations of foreign subsidiaries, debt covenants and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities have taken place as planned.

Detailed Impact Assessment	This phase, which has been completed, involves a detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that are expected to result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantifying the impact on key line items. This phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

Implementation	During this phase, which is substantially completed, the changes required for conversion to IFRS will be embedded in the associated business, financial close and reporting processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

SILVER WHEATON ANNUAL REPORT [25]

The following table summarizes the key elements of the Company’s plan for transitioning to IFRS and the progress made against each activity:

Accounting Policies and Procedures
Main Activities	Completion Status;
Identify differences between the Company’s current accounting policies under Canadian GAAP and IFRS.	Major accounting policy decisions, including IFRS 1 exemptions, have been reviewed and approved by senior management and the board of directors.
Analyze and select ongoing policies where IFRS permits alternatives.
Revisions to accounting policies are currently being prepared as required.
Analyze and determine which IFRS 1 exemptions will be taken on transition to IFRS.

Financial Statement Preparation
Main Activities	Completion Status
Prepare financial statements and note disclosures in compliance with IFRS.	Preliminary January 1, 2010 opening balance sheet has been prepared and reviewed by senior management and the board of directors.
Quantify the effects of converting to IFRS.
Prepare first-time adoption reconciliations as required under IFRS 1.	During 2010, the Company prepared IFRS compliant financial statements and MD&A in parallel with its Canadian GAAP financial statements and MD&A, on a quarterly basis.

Training and Communication
Main Activities	Completion Status
Provide training to key employees involved with the implementation of IFRS.	Key employees involved with implementation have completed or are in the process of completing training.
Develop awareness of how the transition to IFRS is going to affect the Company’s financial statements and MD&A disclosures.
Training has been conducted using a two-tiered approach, with detailed training having been provided to practitioners while non-practitioners have received a higher level overview of the transition process and the key impacts of implementing IFRS.
Provide company specific training on revised policies and procedures to affected personnel.
Provide timely communication to the Company’s external stakeholders regarding the expected impacts of converting to IFRS.

IT Systems
Main Activities	Completion Status
Identify changes required to IT systems and implement solutions.	Systems and process changes have been completed and are operational.
Identify changes required to financial reporting processes required to capture financial information under Canadian GAAP, US GAAP and IFRS.

Internal Control Environment
Main Activities	Completion Status
For all changes to policies and procedures identified, assess the effectiveness of internal controls over financial reporting and disclosure controls and procedures and implement any necessary changes.	Specific controls in relation to the IFRS implementation have been identified and documented.
Design and implement internal controls over the IFRS changeover process.

SILVER WHEATON ANNUAL REPORT [26]

The following represents a summary of the most significant identified differences between the Company’s current accounting policies in accordance with Canadian GAAP and IFRS as at December 31, 2010. This should not be regarded as a complete list of changes that will result from the transition to IFRS. Rather, it is intended to highlight those areas which management believes to be the most significant. In addition, changes to IFRS standards or changes to interpretations of existing IFRS standards could alter the information presented below.

FIRST-TIME ADOPTION OF IFRS

IFRS 1, First-Time Adoption of International Financial Reporting (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. During the third quarter of 2010, the Company finalized its choice of optional exemptions expected to be taken under IFRS, with the only exemption being related to Business Combinations (see below).

BUSINESS COMBINATIONS

Under IFRS 3, Business Combinations (“IFRS 3”), there are several differences when compared to current Canadian GAAP. The most significant of these changes to the Company are:

  The fair value of equity securities issued by the acquirer is determined at the date of acquisition;

  Consideration transferred does not include acquisition-related costs; and

  Any change in the assessment of the recoverability of the acquirer’s deferred tax assets as a result of the business combination is recognized in profit or loss.

In accordance with IFRS 1, the Company will elect not to apply this standard on a retrospective basis and will apply this standard to any acquisitions completed on or after January 1, 2010.

ASSET IMPAIRMENT

Canadian GAAP generally uses a two-step approach to impairment testing: (i) comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and (ii) measuring any impairment by comparing asset carrying values with fair values. Under International Accounting Standard 36, Impairment of Assets (“IAS 36”), a one-step approach for both testing for and measuring impairment is used, with asset carrying values compared directly with the higher of: (i) fair value less costs to sell; and (ii) value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-downs may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of previously recorded impairment losses.

LONG-TERM INVESTMENTS

In November 2009, the International Accounting Standards Board introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement. Adoption of IFRS 9 is required by January 1, 2013, with early adoption permitted. The Company intends to adopt IFRS 9 effective January 1, 2011, with retrospective application.

Under IFRS 9, the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings. However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company intends to make a one time, irrevocable election to present all fair value changes from the long-term investments in other comprehensive income (“OCI”). No amount recognized in OCI is ever reclassified to net earnings at a later date. Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings. In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired, resulting in a $64 million loss being recorded in net earnings. This non-cash write down will be reallocated within shareholder’s equity from retained earnings to accumulated other comprehensive income when the Company prepares its consolidated financial statements in accordance with IFRS.

SILVER WHEATON ANNUAL REPORT [27]

SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then marked-to-market on a quarterly basis with the gain or loss being reflected in the Company’s statement of operations. This non-cash adjustment will have no effect on the Company’s cash flow or liquidity. The impact of this adjustment to shareholders’ equity is summarized below.

IFRS IMPACT ON SHAREHOLDERS’ EQUITY AS AT JANUARY 1, 2010

The following table summarizes the impact to shareholders’ equity of the significant differences identified at this time between Canadian GAAP and IFRS as at January 1, 2010:

(US dollars in thousands - unaudited)		Increase /
Standard	Description of Change	(decrease)
IAS 32	To record the mark-to market adjustment on the Company's share-purchase warrants with a strike price in CAD $	$(208,318)
IAS 32	To record the fair value increment on the exercise of the Company's share purchase warrants with a strike price in CAD $	166,626
IAS 32	To reclassify share purchase warrants with a strike price in CAD$	(10,275)
		(51,967)
Shareholders' equity - January 1, 2010 (per Canadian GAAP)		1,723,925
Shareholders' equity - January 1, 2010 (per IFRS, estimated)		$1,671,958

Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

Subsequent Event

On March 3, 2011, the Company announced that its Board of Directors had approved an inaugural quarterly cash dividend of $0.03 per common share ($0.12 per common share, annually), with the initial dividend being distributed on or about March 31, 2011.

SILVER WHEATON ANNUAL REPORT [28]

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of December 31, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the year ended December 31, 2010.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting were effective at the reasonable assurance level as of December 31, 2010.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON ANNUAL REPORT [29]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2010, unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)

AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz	Recovery % (7)
Peñasquito (25%)
Mill	180.0	27.0	156.4	175.4	19.6	110.8	355.4	23.4	267.2	70%
Heap Leach	4.7	20.1	3.0	12.3	15.5	6.1	17.0	16.8	9.1	26%
San Dimas(10)	2.1	364.0	24.8	3.8	314.7	38.1	5.9	332.5	62.9	94%
Pascua-Lama (25%)	9.8	58.9	18.6	86.3	53.8	149.2	96.1	54.3	167.9	82%
Lagunas Norte(11)	4.7	4.5	0.7	55.3	3.7	6.6	60.0	3.8	7.3	21%
Pierina(11)	18.8	12.7	7.7	11.6	12.6	4.7	30.4	12.7	12.4	37%
Veladero(11)	5.3	13.3	2.3	86.8	15.0	42.0	92.1	14.9	44.3	6%
Yauliyacu(12)	1.2	98.6	3.8	2.1	128.8	8.8	3.3	118.0	12.6	86%
Neves-Corvo
Copper	21.2	43.0	29.3	2.1	48.0	3.2	23.2	43.4	32.5	35%
Zinc	34.3	63.9	70.5	8.2	56.0	14.8	42.6	62.4	85.3	23%
Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(13)	302.6	2.7	26.4	76.7	2.9	7.2	379.3	2.8	33.6	49%
Zinkgruvan
Zinc	8.3	105.0	28.1	2.7	63.0	5.4	11.0	94.8	33.4	70%
Copper	2.8	32.0	2.9	0.1	29.0	0.1	2.9	31.9	2.9	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	55%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	88%
Minto	7.8	5.4	1.3	5.1	4.9	0.8	12.9	5.2	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos(14)	62.7	4.4	8.9	185.9	5.4	32.1	248.6	5.1	41.0	5%

Total Silver			419.7			522.3			942.0
GOLD
Minto	7.8	0.63	0.16	5.1	0.54	0.09	12.9	0.60	0.25	74%
Total Gold			0.16			0.09			0.25

SILVER WHEATON ANNUAL REPORT [30]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)

AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	8.1	23.5	6.1	62.1	30.8	61.5	70.2	30.0	67.6
Heap Leach	0.1	11.1	0.02	1.0	15.8	0.5	1.0	15.6	0.5
Pascua-Lama (25%)	4.5	25.5	3.7	48.0	24.4	37.7	52.5	24.5	41.4
Yauliyacu(12)	0.2	150.1	1.0	4.3	152.4	20.9	4.5	152.3	21.8
Neves-Corvo
Copper	16.7	55.9	30.1	1.9	55.7	3.4	18.6	55.9	33.5
Zinc	25.2	53.1	43.0	6.1	45.4	8.8	31.3	51.6	51.8
Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	82.8	4.4	2.8	113.0	10.0	4.4	101.7	14.4
Copper	1.4	26.2	1.2	0.2	25.4	0.1	1.6	26.1	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata
(12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.4	3.8	0.6	19.2	2.9	1.8	24.6	3.1	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos(14)	13.0	4.0	1.7	125.1	5.4	21.9	138.1	5.3	23.5
Total Silver			112.3			253.0			365.3
GOLD
Minto	5.4	0.47	0.08	19.2	0.24	0.15	24.6	0.29	0.23
Total Gold			0.08			0.15			0.23

SILVER WHEATON ANNUAL REPORT [31]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)

AS OF DECEMBER 31, 2010 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	10.2	30.8	10.1
Heap Leach	0.4	14.5	0.2
San Dimas(10)	16.9	329.8	178.7
Pascua-Lama (25%)	7.3	15.6	3.7
Yauliyacu(12)	16.8	176.6	95.1
Neves-Corvo
Copper	26.3	41.0	34.7
Zinc	26.8	52.8	45.5
Rosemont(13)	163.0	2.1	11.2
Mineral Park(13)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.1	70.0	11.5
Copper	1.0	33.0	1.0
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.0	2.8	0.5
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.03	320.2	0.3
Los Filos(14)	224.4	6.0	43.6
TOTAL SILVER			494.3
GOLD
Minto	6.0	0.25	0.05
TOTAL GOLD			0.05

SILVER WHEATON ANNUAL REPORT [32]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
a.	Peñasquito – Guillermo Pareja, Ph.D., P.Geo. (Manager, Mineral Resources), Peter Nahan, P.Eng. (Senior Evaluation Engineer), both employees of Goldcorp Inc.
b.	San Dimas –Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)
c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company’s QPs”)

The Company’s QPs are responsible for overall corporate review and all other operations and development projects.

4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Cozamin, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2010, other than the following:
a.	Resources and Reserves for Yauliyacu are reported as of July 31, 2010.
b.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2010.
c.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
d.	Resources for Mineral Park are reported as of December 29, 2006.
e.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
f.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008, Reserves and Resources for the G-9 deposit as of December 31, 2009.
g.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
h.	Resources and Reserves for Cozamin are reported as of December 31, 2009.
i.	Resources for Keno Hill are reported as of November 9, 2009 and April 22, 2010 for the Elsa Tailings.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:
a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $16.00 per ounce.
b.	Yauliyacu - $18.50 per ounce.
c.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserves above the 550 level and 6% Zn cut-off for zinc Reserves below the 550 level.
d.	Rosemont –$10.00 per ounce.
e.	Mineral Park – $7.50 per ounce.
f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves.
h.	Campo Morado - 3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
j.	Cozamin – $4.00 per ounce.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $17.00 per ounce of silver, unless otherwise noted below:
a.	Yauliyacu – $18.50 per ounce.
b.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
c.	Rosemont – 0.2% Cu cut-off.
d.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
e.	Mineral Park – $7.50 per ounce.
f.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources.

SILVER WHEATON ANNUAL REPORT [33]

g.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South West zone and El Largo, El Rey, Naranjo and Reforma deposits.
h.	Loma de La Plata – $12.50 per ounce
i.	Minto – $12.00 per ounce silver and $900 per ounce gold.
j.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area.
k.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone and $17.00 per ounce for the Elsa Tailings.
10.

The San Dimas purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining  Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.

The Company’s attributable tonnage at Lagunas Norte, Pierina and Veladero was estimated by assuming 2010 production levels for the remaining three years. This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2010 Proven and Probable Mineral Reserves as published by Barrick Gold Corporation (“Barrick”), applying average reserve grades.

12.

The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows. Depending upon mine production levels, it is possible that these attributable Resources and Reserves may not be completely mined before the agreement expires.

13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.	Los Filos Resources and Reserves now include the Bermejal deposit.
15.

The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.

16.

Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON ANNUAL REPORT [34]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2010 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2011, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON ANNUAL REPORT [35]

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Silver Wheaton Corp. (“Silver Wheaton”) were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include a footnote providing a reconciliation from Canadian GAAP to accounting principles generally accepted in the United States (“US GAAP”). Financial information appearing throughout our management’s discussion and analysis is consistent with these consolidated financial statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain and rely on a comprehensive system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include business planning; delegation of authority; careful selection and hiring of staff; accountability for performance within appropriate and well-defined areas of responsibility; and the communication of policies and guidelines of business conduct throughout the company.

The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed entirely of directors who are neither officers nor employees of Silver Wheaton. The Audit Committee reviews Silver Wheaton’s interim and annual consolidated Financial Statements and Management‘s Discussion and Analysis (MD&A) and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring Silver Wheaton’s system of internal controls, monitoring its compliance with legal and regulatory requirements, selecting the external auditors and reviewing the qualifications, independence and performance of the external auditors.

Deloitte & Touche LLP, Independent Registered Chartered Accountants appointed by the shareholders of Silver Wheaton upon the recommendation of the Audit Committee and Board, have performed an independent audit of the consolidated financial statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

/s/ Peter Barnes	/s/ Gary Brown

Peter Barnes	Gary Brown

Chief Executive Officer	Chief Financial Officer

March 23, 2011

SILVER WHEATON ANNUAL REPORT [36]

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the accompanying consolidated balance sheets of Silver Wheaton Corp. and its subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silver Wheaton Corp. and its subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

On March 23, 2011, we reported separately to the Board of Directors and Shareholders of Silver Wheaton Corp. that we have also audited, in accordance with Canadian generally accepted auditing standards, consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles but which excluded the footnote providing a reconciliation of accounting principles generally accepted in Canada and the United States of America as it related to the Company.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 23, 2011

SILVER WHEATON ANNUAL REPORT [37]

Management’s Report on Internal Control Over Financial Reporting

Management of Silver Wheaton Corp. (“Silver Wheaton”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

I.	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to Silver Wheaton’s assets

II.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and Silver Wheaton receipts and expenditures are made only in accordance with authorizations of management and Silver Wheaton’s directors

III.

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Silver Wheaton assets that could have a material effect on Silver Wheaton’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Silver Wheaton’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2010, Silver Wheaton’s internal control over financial reporting was effective.

The effectiveness of Silver Wheaton’s internal control over financial reporting, as of December 31, 2010, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report which appears on the following page.

/s/ Peter Barnes	/s/ Gary Brown

Peter Barnes	Gary Brown

Chief Executive Officer	Chief Financial Officer

March 23, 2011

SILVER WHEATON ANNUAL REPORT [38]

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of Silver Wheaton Corp.

We have audited the internal control over financial reporting of Silver Wheaton Corp. and its subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 23, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 23, 2011

SILVER WHEATON ANNUAL REPORT [39]

Consolidated Statements of Operations

			Years Ended December 31
(US dollars and shares in thousands, except per share amounts)		Note	2010	2009	2008

Sales			$423,353	$239,293	$166,719

Cost of sales			82,749	63,715	43,890
Depletion			57,571	41,156	19,491

Total operating expenses			140,320	104,871	63,381

Earnings from operations			283,033	134,422	103,338

Expenses and other income
General and administrative [1]			24,669	17,288	17,476
(Gain) loss on long-term investments held		4	(10,719)	(335)	65,066
Other (income) expense			(7,410)	(455)	631
Total expenses			6,540	16,498	83,173

Earnings before tax			276,493	117,924	20,165
Future income tax recovery (expense)		4, 11	13,600	-	(2,913)

Net earnings			$290,093	$117,924	$17,252

Basic earnings per share			$0.84	$0.39	$0.07
Diluted earnings per share			$0.83	$0.38	$0.07
Weighted average number of shares outstanding
Basic		8(e)	344,288	306,040	232,855
Diluted		8(e)	350,429	309,500	249,244
1)	Stock based compensation (a non-cash item) included in general and administrative		$7,732	$4,010	$5,530

Consolidated Statements of Comprehensive Income (Loss)

		Years Ended December 31
(US dollars in thousands)	Note	2010	2009	2008

Net earnings		$290,093	$117,924	$17,252
Other comprehensive income (loss)
Gain (loss) on available-for-sale securities	4	146,193	46,900	(100,403)
Future income tax (expense) benefit	4	(14,422)	-	2,913
Reclassification adjustment for loss included in net earnings		-	-	63,978
Total other comprehensive income (loss)		131,771	46,900	(33,512)
Total comprehensive income (loss)		$421,864	$164,824	$(16,260)

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON ANNUAL REPORT [40]

Consolidated Balance Sheets

	Note	December 31	December 31
(US dollars in thousands)		2010	2009

Assets
Current
Cash and cash equivalents		$428,636	$227,566
Accounts receivable		7,088	4,881
Other		727	1,027
Total current assets		436,451	233,474

Long-term investments	4	284,448	73,747
Silver and gold interests	5	1,912,877	1,928,476
Other		1,293	1,527
Total assets		$2,635,069	$2,237,224

Liabilities
Current
Accounts payable		$1,148	$5,397
Accrued liabilities		8,381	4,578
Current portion of bank debt	6	28,560	28,560
Current portion of silver interest payments	7	133,243	130,788
Total current liabilities		171,332	169,323

Future income tax liability	11	822	-
Long-term portion of bank debt	6	78,620	107,180
Long-term portion of silver interest payments	7	122,346	236,796
Total liabilities		373,120	513,299

Shareholders' Equity
Issued capital and contributed surplus	8	1,449,351	1,333,191

Retained earnings		633,927	343,834
Accumulated other comprehensive income		178,671	46,900
Total retained earnings and accumulated other comprehensive income		812,598	390,734
Total shareholders' equity		2,261,949	1,723,925
Total liabilities and shareholders' equity		$2,635,069	$2,237,224
Commitments and contingencies	6, 12

/s/ Peter Barnes	/s/ John Brough
Peter Barnes	John Brough
Director	Director

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON ANNUAL REPORT [41]

Consolidated Statements of Cash Flows

		Years Ended December 31
(US dollars in thousands)	Note	2010	2009	2008

Operating Activities
Net earnings		$290,093	$117,924	$17,252
Items not affecting cash
Depreciation and depletion		57,839	41,413	19,491
Stock based compensation		7,732	4,010	5,530
(Gain) loss on long-term investments held	4	(10,719)	(335)	65,066
Gain on disposal of silver purchase agreement	5	(5,911)	-	-
Future income tax (recovery) expense	4, 11	(13,600)	-	2,913
Other		(3,664)	967	398
Change in non-cash operating working capital	9	(2,009)	1,953	492
Cash generated by operating activities		319,761	165,932	111,142

Financing Activities
Bank debt drawn down	6	-	140,200	198,500
Bank debt repaid	6	(28,560)	(382,260)	(240,560)
Shares issued	8(a)	-	517,955	-
Share issue costs		(85)	(22,117)	(1,939)
Share purchase warrants exercised		76,093	13,779	115,796
Share purchase options exercised		32,335	8,776	2,667
Cash generated by financing activities		79,783	276,333	74,464

Investing Activities
Silver and gold interests		(172,400)	(220,644)	(184,532)
Acquisition of Silverstone Resources Corp., net of cash acquired		(201)	2,281	-
Long-term investments	4	(54,107)	-	-
Proceeds on disposal of silver purchase agreement	5	25,000	-	-
Other		383	(2,849)	(4,348)
Cash applied to investing activities		(201,325)	(221,212)	(188,880)
Effect of exchange rate changes on cash and cash equivalents		2,851	(597)	419
Increase (decrease) in cash and cash equivalents		201,070	220,456	(2,855)
Cash and cash equivalents, beginning of year		227,566	7,110	9,965
Cash and cash equivalents, end of year		$428,636	$227,566	$7,110

At December 31, 2010, the Company’s cash and cash equivalents consisted of $154.1 million in cash (December 31, 2009 - $227.6 million) and $274.5 million in cash equivalents (December 31, 2009 - $Nil). Cash equivalents include term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with original maturities of less than 90 days.

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON ANNUAL REPORT [42]

Consolidated Statements of Shareholders’ Equity

						Accumulated
		Share	Share			Other
	Common	Purchase	Purchase	Restricted	Retained	Comprehensive
(US dollars in thousands)	Shares	Warrants	Options	Share Units	Earnings	Income	Total

At December 31, 2007	$495,695	$38,776	$5,328	$262	$208,658	$33,512	$782,231
Fair value of SBC [1]	-	-	5,130	400	-	-	5,530
Options exercised [1]	3,369	-	(702)	-	-	-	2,667
RSU's released [1]	124	-	-	(124)	-	-	-
Warrants exercised [1]	141,007	(25,211)	-	-	-	-	115,796
Warrants issued [1]	(7,414)	7,414	-	-	-	-	-
Share issue costs	(1,939)	-	-	-	-	-	(1,939)
Net earnings	-	-	-	-	17,252	-	17,252
OCI [1]	-	-	-	-	-	(33,512)	(33,512)
At December 31, 2008	630,842	20,979	9,756	538	225,910	-	888,025
Shares issued	664,133	-	-	-	-	-	664,133
Fair value of SBC [1]	-	-	3,628	382	-	-	4,010
Options exercised [1]	12,351	-	(3,575)	-	-	-	8,776
Options issued [1]	-	-	2,578	-	-	-	2,578
RSU's released [1]	106	-	-	(106)	-	-	-
Warrants exercised [1]	17,069	(3,290)	-	-	-	-	13,779
Share issue costs	(22,200)	-	-	-	-	-	(22,200)
Net earnings	-	-	-	-	117,924	-	117,924
OCI [1]	-	-	-	-	-	46,900	46,900
At December 31, 2009	1,302,301	17,689	12,387	814	343,834	46,900	1,723,925
Fair value of SBC [1]	-	-	5,977	1,755	-	-	7,732
Options exercised [1]	40,846	-	(8,511)	-	-	-	32,335
RSU's released [1]	617	-	-	(617)	-	-	-
Warrants exercised [1]	86,311	(10,218)	-	-	-	-	76,093
Net earnings	-	-	-	-	290,093	-	290,093
OCI [1]	-	-	-	-	-	131,771	131,771
At December 31, 2010	$1,430,075	$7,471	$9,853	$1,952	$633,927	$178,671	$2,261,949

1)	“SBC” = Stock Based Compensation; “Options” = Share Purchase Options; “RSU’s” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “OCI” = Other Comprehensive Income.

The accompanying notes form an integral part of these audited consolidated financial statements.

SILVER WHEATON ANNUAL REPORT [43]

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbol: SLW.WT.U).

To date, the Company has entered into fourteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During 2010, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.97 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

2.	Summary of Significant Accounting Policies

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP” or “GAAP”). A reconciliation of Canadian GAAP to accounting principles generally accepted in the United States (“US GAAP”) is provided in Note 14.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries Silver Wheaton (Caymans) Ltd. (“SW Caymans”) and Silverstone Resources (Barbados) Corp. (“SST Barbados”).

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas where management’s judgment is applied are the valuation of silver and precious metal purchase agreements, depletion, stock based compensation, the valuation of share purchase warrants held and income taxes. Actual results could differ from those reported.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term to maturity of less than 90 days.

SILVER INVENTORY

Silver inventory is valued at the lower of average cost and net realizable value.

LONG-TERM INVESTMENTS

Long-term investments in equity securities are classified as available-for-sale because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income (“OCI”) until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net earnings in the period they occur.

SILVER WHEATON ANNUAL REPORT [44]

SILVER AND GOLD INTERESTS

Agreements for which settlement is called for in silver and gold, the amount of which is based on production at the mines, are recorded at cost. The cost of these assets is separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources or exploration potential into reserves.

Evaluations of the carrying values of each agreement are undertaken each year to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs. If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

INTEREST AND DEBT ISSUE COSTS

Interest costs allocable to the acquisition or construction of qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use or sale, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use or sale.

Debt issue costs are expensed when they are incurred, unless they are directly attributable to the acquisition or construction of qualifying assets in which case they are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale.

REVENUE RECOGNITION

Revenue from the sale of silver and gold is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market silver or gold prices. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final settlement is based on smelter weights, settlement assays and is priced as specified in the concentrate sales contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the concentrate sales contract for accounting purposes. The concentrate sales contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in accounts receivable or as a derivative liability in accrued liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

At December 31, 2010, the Company had outstanding provisionally priced sales of $25.3 million consisting of 0.9 million ounces of silver and 3,600 ounces of gold, which had a fair value adjustment of approximately $805,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $8,800 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,600. At December 31, 2009, the Company had outstanding provisionally priced sales of $9.7 million consisting of 0.3 million ounces of silver and 3,300 ounces of gold, which had a fair value adjustment of approximately $175,000 associated with the embedded derivative. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) by approximately $3,400 and for each $1 per ounce change in the realized price of gold, revenue would vary (plus or minus) by approximately $3,300.

SILVER WHEATON ANNUAL REPORT [45]

STOCK BASED COMPENSATION

The fair value of all stock based awards granted is estimated using the Black-Scholes model. The compensation cost related to stock options granted is recorded in the consolidated statements of operations.

INCOME TAXES

The future income tax asset and liability method of accounting for income taxes is used. As the majority of the Company’s operating profit is derived from its subsidiaries, SW Caymans and SST Barbados, which are incorporated and operated in the Cayman Islands and Barbados, respectively, the Company’s profits are subject to minimal income tax. Management views the subsidiaries’ profits as part of its permanent investment in the subsidiaries, and it has determined that those profits will be reinvested in foreign jurisdictions for the foreseeable future, therefore, the Company has not provided for future income taxes on the undistributed earnings of its foreign subsidiaries.

EARNINGS PER SHARE

Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

FOREIGN CURRENCY TRANSLATION

Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings except for the foreign exchange gains and losses on the Company’s available-for-sale investments which are included in the determination of comprehensive income until such gains or losses are realized or an other-than-temporary impairment is determined to have occurred.

FUTURE CHANGES IN ACCOUNTING POLICIES

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Silver Wheaton’s first consolidated financial statements presented in accordance with IFRS will be for the three month period ended March 31, 2011, which will include presentation of its comparative results for fiscal 2010 under IFRS.

3.	Fair Values of Financial Instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt (Note 6) and equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income.

The Company is in compliance with the debt covenants described in Note 6.

SILVER WHEATON ANNUAL REPORT [46]

CREDIT RISK

The Company is exposed to various counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has purchase agreements; (ii) through financial institutions that hold the Company’s cash and cash equivalents; (iii) through companies that have payables to the Company, including concentrate customers; (iv) through the Company’s insurance providers; and (v) through the Company’s lenders.  The Company invests surplus cash in short-term, high credit quality, money market instruments.  In addition, the Company's insurance providers, lenders and the counterparties used to sell silver and gold are all large international organizations with strong credit ratings and the balance of trade receivables owed to the Company in the ordinary course of business is not significant.  Therefore, the Company is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

LIQUIDITY RISK

The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents. As at December 31, 2010, the Company had cash and cash equivalents of $428.6 million and working capital of $265.1 million. The Company invests surplus cash in short-term, high credit quality, money market instruments. Of the Company’s $400 million Revolving Loan, up to $10 million can be drawn at any time to cover general operational costs, while the remainder can be drawn for the acquisition of silver interests and investments.

Silver Wheaton holds shares and warrants of other exploration and mining companies with a combined market value at December 31, 2010 of $284.4 million (December 31, 2009 - $73.7 million). The daily exchange traded volume of these shares, including the shares underlying the warrants, is not sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. These shares and warrants are held for strategic purposes and are considered long-term investments and therefore as part of the Company’s planning, budgeting and liquidity analysis process these investments are not relied upon to provide operational liquidity.

CURRENCY RISK

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include: cash and cash equivalents, accounts receivable, long-term investments, accounts payable and accrued liabilities denominated in Canadian dollars. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the United States dollar is summarized in the table below:

	As at December 31, 2010
(in thousands)	10% Increase in the Canadian Dollar	10% Decrease in the Canadian Dollar

Increase (decrease) in net earnings	$4,409	$(4,409)
Increase (decrease) in other comprehensive income	27,875	(27,875)
Comprehensive income (loss)	$32,284	$(32,284)

SILVER WHEATON ANNUAL REPORT [47]

INTEREST RATE RISK

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, all of the Company’s outstanding borrowings are at floating interest rates and all of its interest-bearing investments have terms of less than 90 days. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The weighted average interest rate paid by the Company during the year on its outstanding borrowings was 1.16%.

For the year ended December 31, 2010, all of the interest incurred by the Company has been capitalized as it relates to the acquisition of the Peñasquito, Keno Hill and Barrick silver interests, which were all under development during the year. As a result, changes in interest rates will not materially affect the Company’s net earnings or other comprehensive income until such time as all of these projects are brought into commercial production. A fluctuation in interest rates of 100 basis points (1 percent) would have impacted the amount of interest capitalized during the year by approximately $1.2 million.

OTHER PRICE RISKS

The Company is exposed to equity price risk as a result of holding long-term investments in other exploration and mining companies. The Company does not actively trade these investments.

The sensitivity analysis below has been determined based on the exposure to equity price risks at December 31, 2010.

If equity prices had been 10% higher or lower:

  net earnings for the year would have increased/decreased by approximately $0.6 million; and

  other comprehensive income would have increased/decreased by approximately $27.9 million as a result of changes in the fair value of available-for-sale securities.

FAIR VALUE ESTIMATION

For fair value estimates relating to derivatives, available-for-sale securities and warrants, the Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in CICA Handbook Section 3862.

Level 1 -	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

SILVER WHEATON ANNUAL REPORT [48]

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by Section 3862, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		December 31, 2010

(in thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)

Cash and cash equivalents	$428,636	$428,636	$-	$-
Trade receivable from provisional concentrate sales, net	4,650	-	4,650	-
Available-for-sale securities	278,748	278,748	-	-
Warrants	5,700	-	5,700	-

Total	$717,734	$707,384	$10,350	$-

The Company’s trade receivables from provisional concentrate sales are valued based on forward prices of silver and gold until the date of final settlement. As such, these receivables are classified within Level 2 of the fair value hierarchy.

The Company’s available-for-sale securities are valued using quoted market prices in active markets and as such, are classified within Level 1 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The fair value of warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

Trade receivables and payables are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, trade receivables are net of allowances for uncollectable amounts.

The Company’s bank debt (Note 6) and the silver interest payments due (Note 7) are classified as held-to-maturity and reported at amortized cost using the effective interest method.

4.	Long-Term Investments

(in thousands)	December 31, 2010	December 31, 2009

Available-for-sale	$278,748	$72,502
Warrants	5,700	1,245
	$284,448	$73,747

SILVER WHEATON ANNUAL REPORT [49]

AVAILABLE-FOR-SALE

	December 31, 2010
(in thousands)	Fair Value	Mark-to-Market Gains Included in OCI

Bear Creek	$126,695	$69,578
Revett	24,836	16,682
Mines Management	10,356	3,500
Other	116,861	56,433
	$278,748	$146,193

	December 31, 2009
(in thousands)	Fair Value	Mark-to-Market Gains Included in OCI

Bear Creek	$38,232	$22,724
Revett	5,815	4,832
Mines Management	6,856	3,692
Other	21,599	15,652
	$72,502	$46,900

WARRANTS

	December 31, 2010

(in thousands)	Fair Value	Mark-to-Market Gains Included in Earnings

Revett	$796	$948
Other	4,904	9,771
	$5,700	$10,719

	December 31, 2009

(in thousands)	Fair Value	Mark-to-Market Gains Included in Earnings

Revett	$282	$276
Other	963	59
	$1,245	$335

SILVER WHEATON ANNUAL REPORT [50]

Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in other comprehensive income until such gains or losses are either: (i) realized or (ii) an other-than-temporary impairment is determined to have occurred.

During 2010, the Company acquired, by way of private placement, 3.0 million common shares of Bear Creek Mining Corporation (“Bear Creek”) at a price of Cdn$6.40 per share, for total consideration of Cdn$19.1 million. As a result, at December 31, 2010, Silver Wheaton owned 13.3 million common shares of Bear Creek representing approximately 14% of the outstanding shares of Bear Creek. At December 31, 2010, the fair value of the Company’s investment in Bear Creek was $126.7 million.

During 2010, the Company acquired 7.3 million common shares and 1.2 million common share purchase warrants of Revett Minerals Inc. (“Revett”) for $1.9 million. On November 17, 2010, Revett announced a share consolidation (reverse stock split) of common shares on a one for five basis, effective November 19, 2010. As a result, at December 31, 2010, Silver Wheaton owned 5.0 million common shares and warrants exercisable to acquire an additional 0.2 million common shares, representing approximately 16% of the outstanding shares of Revett. At December 31, 2010, the fair value of the Company’s investment in Revett was $25.6 million.

At December 31, 2010, Silver Wheaton owned 2.5 million common shares of Mines Management, Inc. (“Mines Management”), representing approximately 11% of the outstanding shares of Mines Management. At December 31, 2010, the fair value of the Company’s investment in Mines Management was $10.4 million.

At December 31, 2010, Silver Wheaton owned common shares and common share purchase warrants of several publicly traded mineral exploration, development and mining companies. As Silver Wheaton’s investment represents less than 10% of the outstanding shares of each of the respective companies, these investments have been reflected in these financial statements as part of Other long-term investments. At December 31, 2010, the fair value of the Other long-term investments was $121.8 million.

Warrants acquired as part of private placements have been valued using a Black-Scholes option pricing model.

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk (Note 3).

The Company’s future income tax expense or recovery in a given period is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of a significant increase in the value of the long-term investments during 2010, the Company recorded a future income tax liability with the associated $14.4 million future income tax expense being reflected as a component of other comprehensive income. The Company has future tax assets relating to tax losses and tax deductions which had not been previously recognized. The Company has reversed its valuation allowance and recognized these future income tax assets, which partially offset this future tax liability, with the resulting $13.6 million future income tax recovery being reflected in net earnings.

SILVER WHEATON ANNUAL REPORT [51]

5.	Silver and Gold Interests

	December 31, 2010			December 31, 2009
		Accumulated Depletion			Accumulated Depletion
(in thousands)	Cost		Net	Cost		Net

Silver Interests
San Dimas	$190,331	$(18,807)	$171,524	$190,331	$(14,900)	$175,431
Zinkgruvan	77,919	(17,797)	60,122	77,919	(14,599)	63,320
Yauliyacu	285,292	(48,972)	236,320	285,292	(43,227)	242,065
Peñasquito	524,626	(9,696)	514,930	524,365	(2,217)	522,148
Cozamin	41,959	(11,010)	30,949	41,959	(4,497)	37,462
Barrick [1]	607,612	(12,305)	595,307	583,485	(3,339)	580,146
Other [2]	294,258	(27,280)	266,978	284,266	(18,717)	265,549
	2,021,997	(145,867)	1,876,130	1,987,617	(101,496)	1,886,121
Gold Interests
Minto	47,774	(11,027)	36,747	47,283	(4,928)	42,355
	$2,069,771	$(156,894)	$1,912,877	$2,034,900	$(106,424)	$1,928,476

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests.

SILVER WHEATON ANNUAL REPORT [52]

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	December 31, 2010			December 31, 2009
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total
Silver interests
San Dimas	$40,539	$130,985	$171,524	$35,942	$139,489	$175,431
Zinkgruvan	39,600	20,522	60,122	41,829	21,491	63,320
Yauliyacu	9,386	226,934	236,320	15,132	226,933	242,065
Peñasquito	398,632	116,298	514,930	10,895	511,253	522,148
Cozamin	30,949	-	30,949	36,419	1,043	37,462
Barrick [1,2]	34,616	560,691	595,307	33,907	546,239	580,146
Other [3]	115,368	151,610	266,978	103,485	162,064	265,549
	669,090	1,207,040	1,876,130	277,609	1,608,512	1,886,121
Gold interests
Minto	26,673	10,074	36,747	29,682	12,673	42,355
	$695,763	$1,217,114	$1,912,877	$307,291	$1,621,185	$1,928,476

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel and Loma de La Plata silver interests.

The following represents a summary of the significant changes to silver and gold interests which occurred during the year:

SAN DIMAS

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas and Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, as it relates to San Dimas, was extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

SILVER WHEATON ANNUAL REPORT [53]

ROSEMONT

On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont Copper project (“Rosemont”) in the United States. The Company will make total upfront cash payments of $230 million payable in installments to partially fund construction of the mine commencing once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in 2011 and has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

LOMA DE LA PLATA

On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a cash payment of $4.00 per ounce is due for silver delivered under the agreement. The definitive terms of the agreement are in the process of being finalized.

LA NEGRA

In December 2010, the Company sold its La Negra silver interest to Aurcana Corporation (“Aurcana”) for cash proceeds of $25 million, resulting in a $5.9 million gain, in addition to being delivered all previously produced but undelivered silver due under the terms of the agreement.

6.	Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”). The current term of the Revolving Loan and the Term Loan matures on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During 2010, the Company repaid $28.6 million of the balance outstanding on the Term Loan. As at December 31, 2010, the Company had $400 million available under its revolving debt facility.

The Company is in compliance with the debt covenants described above.

SILVER WHEATON ANNUAL REPORT [54]

	December 31, 2010
(in thousands)	Term Loan	Revolving Loan	Total
Current portion	$28,560	$-	$28,560
Long-term portion	78,620	-	78,620
Total	$107,180	$-	$107,180

Interest capitalized during year	$1,420	$-	$1,420
Effective interest rate	1.16%	0.00%	1.16%

	December 31, 2009
(in thousands)	Term Loan	Revolving Loan	Total
Current portion	$28,560	$-	$28,560
Long-term portion	107,180	-	107,180
Total	$135,740	$-	$135,740

Interest capitalized during year	$3,093	$788	$3,881
Effective interest rate	2.05%	1.79%	1.99%

The Company’s bank debt is classified as held-to-maturity and reported at amortized cost using the effective interest method.

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)
2011	$28,560	$-	$28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
Total	$107,180	$-	$107,180

SILVER WHEATON ANNUAL REPORT [55]

7.	Silver Interest Payments

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the silver produced from Alexco’s Keno Hill project located in Canada, for the life of mine. Silver Wheaton will make total upfront cash payments of $50 million payable in installments, of which $47.5 million has been paid to date. The remaining $2.5 million was paid during the first quarter of 2011.

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction. The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into. The silver interest payments due are classified as held-to-maturity and reported at amortized cost using the effective interest method. Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned. To date, $29.1 million of the interest costs have been accreted to the cost of the Barrick silver interest, of which $23.1 million was capitalized during the year ended December 31, 2010. Management estimates that the market rate of interest on a similar borrowing has decreased to approximately 3.2% per annum as at December 31, 2010. Accordingly, at December 31, 2010, the fair value of the silver interest payments due to Barrick has increased to approximately $264 million, compared to a carrying amount of $253 million.

8.	Issued Capital and Contributed Surplus

(US dollars and shares in thousands)	Note	December 31 2010	December 31 2009
Issued Capital
Share capital issued and outstanding: 352,785
(December 31, 2009: 342,187)	8(a)	$1,430,075	$1,302,301
Contributed Surplus
Share purchase options	8(b)	9,853	12,387
Restricted share units	8(c)	1,952	814
Share purchase warrants	8(d)	7,471	17,689
Total Contributed Surplus		19,276	30,890
Total Issued Capital and Contributed Surplus		$1,449,351	$1,333,191

SILVER WHEATON ANNUAL REPORT [56]

a) Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at December 31, 2010, the Company had no preference shares outstanding.

A summary of the Company’s issued and outstanding common shares at December 31, 2010, 2009 and 2008 and the changes for the periods ending on those dates is presented below:

	Number of Shares	Weighted Average Price (Cdn$)
At December 31, 2007	222,934,237
Share purchase options exercised	561,200	$4.77
Share purchase warrants exercised	27,992,862	4.40
Restricted share units released	9,447	-
At December 31, 2008	251,497,746
Shares issued	85,275,582	9.19
Share purchase options exercised	1,945,305	4.86
Share purchase warrants exercised	3,455,636	4.27
Restricted share units released	12,355	-
At December 31, 2009	342,186,624
Share purchase options exercised	2,813,773	11.85
Share purchase warrants exercised	7,738,030	10.00
Restricted share units released	46,955	-
At December 31, 2010	352,785,382

During 2008, the Company issued approximately 27.5 million common shares in connection with the early exercise of the share purchase warrants and the series “A” warrants, as described in Note 8(d).

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share, with part of the net proceeds being used to finance the initial upfront payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing are available for general corporate purposes including funding the acquisition of future silver interests.

During 2009, the Company received gross proceeds in excess of $13.8 million from the exercise of the share purchase warrants and Series “A” warrants which expired on August 5, 2009 and November 30, 2009, respectively, resulting in the issuance of 3,455,636 common shares.

During 2010, the Company received gross proceeds in excess of $76.1 million, primarily from the exercise of the Series “B” warrants which expired on December 22, 2010, resulting in the issuance of 7,738,030 common shares.

SILVER WHEATON ANNUAL REPORT [57]

b) Share Purchase Options

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. Vesting of options is at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Stock based compensation expense during 2010 included $6.0 million of amortization of the fair value of share purchase options issued, compared to $3.6 million during 2009.

During 2010, the Company issued 1,288,700 options with a weighted average exercise price of Cdn$15.89 per option with a fair value of $6.9 million or Cdn$5.54 per option, which was determined using the Black-Scholes option value method. During 2009, the Company issued 1,137,000 options with a weighted average exercise price of Cdn$9.09 per option and a fair value of $2.6 million or Cdn$2.90 per option, also determined using the Black-Scholes option value method. The following weighted average assumptions were used in computing the fair value of stock options:

	Years Ended December 31
	2010	2009	2008
Black-Scholes weighted average assumptions
Expected dividend yield	-	-	-
Expected volatility	55%	50%	46%
Risk-free interest rate	1.84%	1.38%	2.70%
Expected option life, in years	2.5	2.5	2.5
Weighted average fair value per option granted	Cdn$5.54	Cdn$2.90	Cdn$4.39

In addition, as part of the acquisition of Silverstone, which closed on May 21, 2009, the Company issued 1,367,364 share purchase options on the conversion of previously issued fully vested share purchase options of Silverstone with a weighted average exercise price of Cdn$8.02 per option and a fair value of $2.6 million.

At December 31, 2010, there were 2,603,822 share purchase options outstanding with a weighted average exercise price of Cdn$13.91 per option.

SILVER WHEATON ANNUAL REPORT [58]

A summary of the Company’s outstanding share purchase options at December 31, 2010, 2009 and 2008, and the changes for the periods ending on those dates is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price (Cdn$)
At December 31, 2007	3,105,701	$ 8.24
Granted	1,445,000	14.21
Exercised	(561,200)	4.77
Forfeited	(349,999)	15.17
At December 31, 2008	3,639,502	10.48
Granted	2,504,364	8.50
Exercised	(1,945,305)	4.86
Forfeited	(61,333)	11.47
At December 31, 2009	4,137,228	11.90
Granted	1,288,700	15.89
Exercised	(2,813,773)	11.85
Forfeited	(8,333)	9.08
At December 31, 2010	2,603,822	$ 13.91

The following table summarizes information about the options outstanding and exercisable at December 31, 2010:

Exercise Prices (Cdn$)	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$5.41 - $9.87	544,962	3.1 years	191,636
$9.88 - $15.00	510,013	1.1 years	510,013
$15.01 - $16.63	1,548,847	3.6 years	689,722
	2,603,822	3.0 years	1,391,371

c) Restricted Share Units

During 2010, the Company issued 143,400 restricted share units with a fair value of $2.2 million or Cdn$16.01 per restricted share unit, compared to 46,954 restricted share units with a fair value of $0.4 million or Cdn$9.76 per restricted share unit during the prior year.

Stock based compensation expense during 2010 included $1.7 million of amortization of the fair value of restricted share units issued, compared to $0.4 million during the prior year.

At December 31, 2010, there were 190,991 restricted share units outstanding.

SILVER WHEATON ANNUAL REPORT [59]

d) Share Purchase Warrants

A summary of the Company’s share purchase warrants (“warrants”) at December 31, 2010, 2009 and 2008 and the changes for the periods ending on those dates is presented below:

	Warrants Outstanding	Weighted Avg Exercise Price (Cdn$)	Exchange Ratio
At December 31, 2007	165,284,195	$1.31	0.24
Granted	2,718,265	20.00 [1]	1.00
Exercised	(139,964,325)	0.88	0.20
At December 31, 2008	28,038,135	5.68	0.50
Exercised	(17,278,180)	0.85	0.20
Expired	(260,790)	0.86	0.20
At December 31, 2009	10,499,165	12.87	1.00
Exercised	(7,738,030)	10.00	1.00
Expired	(42,930)	10.00	1.00
At December 31, 2010	2,718,205	$20.00 [1]	1.00

1)	New warrants are traded in US funds and have an exercise price of US$20.00.

The following table summarizes information about the warrants outstanding at December 31, 2010:

	Share Purchase Warrants Outstanding	Exercise Price	Expiry Date

New Warrants	2,718,205	$20.00	September 5, 2013

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

During 2008, Silver Wheaton received gross proceeds in excess of $113 million from the early exercise of certain share purchase warrants. The proceeds were used to pay down the revolving bank loan facility. In connection with the early exercises, Silver Wheaton issued approximately 2.7 million New Warrants, with each New Warrant entitling the holder to purchase one common share of Silver Wheaton at an exercise price of $20.00 at any time before September 5, 2013.

During 2009, the Company received gross proceeds of $13.8 million from the exercise of certain of the outstanding warrants.

During 2010, the Company received gross proceeds of $76.1 million, primarily from the exercise of the Series “B” warrants which expired on December 22, 2010.

SILVER WHEATON ANNUAL REPORT [60]

e) Diluted Earnings Per Share

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Years Ended December 31
(in thousands)	2010	2009	2008

Basic weighted average number of shares outstanding	344,288	306,040	232,855
Effect of dilutive securities
Share purchase options	1,703	1,095	887
Share purchase warrants	4,261	2,279	15,442
Restricted share units	177	86	60
Diluted weighted average number of shares outstanding	350,429	309,500	249,244

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$22.86, compared to Cdn$11.33 and Cdn$12.16 for the comparable periods in 2009 and 2008, respectively.

	Years Ended December 31
(in thousands)	2010	2009	2008

Share purchase options	-	2,540	2,690
Share purchase warrants	-	2,718	2,718
Total	-	5,258	5,408

9.	Supplemental Cash Flow Information

	Years Ended December 31
(in thousands)	2010	2009	2008

Change in non-cash working capital
Accounts receivable	$(2,206)	$(78)	$719
Accounts payable	(4,249)	978	378
Accrued liabilities	4,147	873	(91)
Other	299	180	(514)
Total change in non-cash working capital	$(2,009)	$1,953	$492

Interest paid	$1,474	$5,480	$21,847

Non-cash investing activities, in connection with acquisition of Silverstone	$-	$148,756	$-

SILVER WHEATON ANNUAL REPORT [61]

10.	Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

11.	Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Years Ended December 31
(in thousands)	2010	2009	2008

Earnings from operations before taxes	$276,493	$117,924	$20,165
Canadian federal and provincial income tax rates	28.50%	30.00%	31.00%
Income tax expense based on above rates	78,801	35,377	6,251
Non-deductible (non-taxable) portion of foreign exchange losses (gains)	684	3,981	(11,682)
(Non-taxable) non-deductible portion of (gain) loss on long-term investments	(1,545)	-	10,085
Non-deductible stock based compensation and other	2,339	468	1,016
Differences in tax rates in foreign jurisdictions	(74,376)	(38,240)	(28,828)
Impact of future income tax rate applied versus current statutory rate	(230)	616	4,265
Change in valuation allowance	(19,273)	(2,202)	21,806
Future income tax (recovery) expense	$(13,600)	$-	$2,913

SILVER WHEATON ANNUAL REPORT [62]

The components of future income taxes are as follows:

	Years Ended December 31
(in thousands)	2010	2009	2008
Future income tax assets
Non-capital losses	$16,153	$16,702	$12,592
Capital losses	8,775	7,283	326
Deductible temporary differences
Unrealized losses on long-term investments	366	2,776	7,494
Financing fees	4,467	6,640	2,110
Unrealized foreign exchange	792	848	7,500
Other	184	355	250
Value of future income tax assets	30,737	34,604	30,272
Valuation allowance	-	(20,166)	(22,270)
	30,737	14,438	8,002
Future income tax liabilities
Taxable temporary differences
Interest capitalized for accounting but deducted for tax	(10,758)	(10,050)	(8,002)
Unrealized gains on long-term investments	(16,230)	-	-
Silver and gold interests	(3,996)	(4,388)	-
Unrealized foreign exchange	(575)	-	-
	(31,559)	(14,438)	(8,002)
	$(822)	$-	$-

The majority of the Company’s income generating activities, including the sale of silver, is conducted by its 100% owned subsidiaries, SW Caymans and SST Barbados. SW Caymans operates in the Cayman Islands and is subject to a statutory tax rate of Nil% and SST Barbados operates in Barbados and is subject to a statutory tax rate of between 1% and 2.5%. The Company does not have any plans to repatriate the profits of its foreign subsidiaries to Canada. Accordingly, the Company has not provided for future income taxes related to the undistributed retained earnings of its foreign subsidiaries.

At December 31, 2010, the Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilized, the non-capital losses in the amount of Cdn$64.2 million will expire as follows: 2015 – Cdn$0.5 million, 2026 – Cdn$8.4 million, 2027 – Cdn$14.5 million, 2028 – Cdn$31.5 million, 2029 - Cdn$9.3 million. In addition, the Company has available net capital losses of Cdn$34.9 million for Canadian income tax purposes which may be carried forward indefinitely to reduce taxable capital gains in future years.

SILVER WHEATON ANNUAL REPORT [63]

12.	Commitments And Contingencies

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

	Attributable Payable Production To Be Purchased		Per Ounce Cash Payment [1,2]
Silver and Gold Interests	Silver	Gold	Silver	Gold	Term of Agreement	Date of Contract
San Dimas	100% [3]	-	$4.04	n/a	Life of Mine [3]	15-Oct-04
Zinkgruvan	100%	-	$4.08	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [4]	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% [5]	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.04	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years [6]	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years [6]	8-Sep-09
Veladero	100% [7]	-	$3.90	n/a	4 years [6]	8-Sep-09
Other
Los Filos	100%	-	$4.06	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.94	n/a	Life of Mine [8]	5-Jun-07
Stratoni	100%	-	$3.94	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90	n/a	Life of Mine [8]	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a [9]
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)
On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, which was set to expire in 2029, was extended to the life of mine. During the first four years following closing of the transaction, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

4)
To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 23, 2010, representing the four year anniversary, was 6.8 million ounces.

5)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)
The Company is committed to purchase silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.

7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	With a nominal term of 50 years.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON ANNUAL REPORT [64]

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay Alexco further upfront cash payments of $2.5 million which were paid during the first quarter of 2011.

In connection with the Barrick silver purchase agreement, the Company is committed to pay Barrick further upfront cash payments of $275 million, payable in two annual installments of $137.5 million each due in September of 2011 and 2012.

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)

2011	$1,146
2012	756
2013	762
2014	778
2015	733
Thereafter	604
Total	$4,779

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SILVER WHEATON ANNUAL REPORT [65]

13.	Segmented Information

The Company’s reportable operating segments are summarized in the tables below:

Year Ended December 31, 2010

(in thousands)	Sales	Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

Silver
San Dimas	$105,747	$20,179	$3,909	$81,659	$86,666	$171,524
Zinkgruvan	39,447	7,552	3,198	28,697	30,178	60,122
Yauliyacu	31,998	6,583	5,746	19,669	25,418	236,320
Peñasquito	63,632	11,470	7,479	44,683	52,163	514,930
Cozamin	29,180	5,681	6,512	16,987	23,252	30,949
Barrick	48,311	9,847	8,966	29,498	36,787	595,307
Other [1]	73,345	13,672	15,663	44,010	58,182	266,978
	391,660	74,984	51,473	265,203	312,646	1,876,130
Gold
Minto	31,693	7,765	6,098	17,830	23,174	36,747
Corporate					(16,059)	722,192
Consolidated	$423,353	$82,749	$57,571	$283,033	$319,761	$2,635,069

1)
Comprised of the Los Filos, San Martin, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Loma de La Plata and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: sales - $11,717,000; earnings from operations - $6,151,000 and; cash flow from operations - $9,701,000.

SILVER WHEATON ANNUAL REPORT [66]

Year Ended December 31, 2009

(in thousands)	Sales	Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

Silver
San Dimas	$75,371	$20,542	$3,563	$51,266	$54,829	$175,431
Zinkgruvan	25,569	6,877	3,047	15,645	19,066	63,320
Yauliyacu	44,829	11,845	10,464	22,520	32,980	242,065
Peñasquito	9,398	2,520	1,521	5,357	6,878	522,148
Cozamin	15,005	3,822	4,497	6,686	12,186	37,462
Barrick	16,000	3,657	3,339	9,004	15,578	580,146
Other [1]	35,271	9,312	9,796	16,163	25,488	265,549
	221,443	58,575	36,227	126,641	167,005	1,886,121
Gold
Minto	17,850	5,140	4,929	7,781	12,865	42,355
Corporate					(13,938)	308,748
Consolidated	$239,293	$63,715	$41,156	$134,422	$165,932	$2,237,224

1)
Comprised of the Los Filos, San Martin, Keno Hill, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Minto, Aljustrel, Loma de La Plata and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: sales - $3,819,000; earnings from operations - $973,000 and; cash flow from operations - $2,834,000.

Year Ended December 31, 2008

(in thousands)	Sales	Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

Silver
San Dimas	$78,114	$20,677	$2,178	$55,259	$57,438	$179,002
Zinkgruvan	23,476	6,186	2,450	14,840	17,773	66,367
Yauliyacu	42,634	10,828	9,647	22,159	31,806	252,529
Peñasquito	3,411	1,124	697	1,590	2,287	521,520
Other [1]	19,084	5,075	4,519	9,490	13,630	168,169
	166,719	43,890	19,491	103,338	122,934	1,187,587
Corporate					(11,792)	83,059
Consolidated	$166,719	$43,890	$19,491	$103,338	$111,142	$1,270,646

1)
Comprised of the Los Filos, San Martin, Keno Hill, Mineral Park, Stratoni, Campo Morado and La Negra silver interests. Results related to the La Negra silver interest, which was disposed of in December 2010, were as follows: sales - $1,487,000; earnings from operations - $51,000 and; cash flow from operations - $988,000.

SILVER WHEATON ANNUAL REPORT [67]

14.	Reconciliation to United States Generally Accepted Accounting Principles

RECONCILIATION OF CONSOLIDATED NET EARNINGS AND COMPREHENSIVE INCOME

A reconciliation of consolidated net earnings determined in accordance with Canadian GAAP to consolidated net earnings and comprehensive income determined in accordance with US GAAP is as follows:

		Years Ended December 31
(in thousands)	Note	2010	2009	2008

Net earnings as reported in accordance with Canadian GAAP		$290,093	$117,924	$17,252
Mark-to-market (losses) gains on Canadian $ share purchase warrants	14(a)	(133,210)	(40,362)	281,326
Reclassification adjustment for cost of inducement associated with early exercise of warrants	14(b)	-	-	(7,414)
Expense acquisition-related costs associated with the acquisition of Silverstone	14(c)	-	(3,296)	-
Increase in future income tax recovery	14(c)	-	4,512	-
Additional depletion on silver and gold interests	14(c)	(7,952)	(5,237)	-
Reclassification of future income tax asset recovery	14(d)	(13,600)	-	2,913
Net earnings in accordance with US GAAP		$135,331	$73,541	$294,077

Other comprehensive income (loss) in accordance with Canadian GAAP	4	131,771	46,900	(33,512)
Reclassification of future income tax asset recovery	14(d)	13,600	-	(2,913)
Other comprehensive income (loss) in accordance with US GAAP		$145,371	$46,900	$(36,425)
Comprehensive income in accordance with US GAAP		$280,702	$120,441	$257,652

Earnings per share in accordance with US GAAP
Basic earnings per share		$0.39	$0.24	$1.26
Diluted earnings per share		$0.39	$0.24	$1.18

SILVER WHEATON ANNUAL REPORT [68]

RECONCILIATION OF CONSOLIDATED ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY

Consolidated assets, liabilities and shareholders’ equity determined in accordance with Canadian GAAP are reconciled to consolidated assets, liabilities and shareholders’ equity in accordance with US GAAP as follows:

		December 31	December 31
(in thousands)	Note	2010	2009

Assets
In accordance with Canadian GAAP		$2,635,069	$2,237,224
Silver and gold interests	14(c)	52,725	60,677
Goodwill	14(c)	10,973	10,973
In accordance with US GAAP		$2,698,767	$2,308,874

Liabilities
In accordance with Canadian GAAP		$373,120	$513,299
Derivative liability for Canadian $ share purchase warrants	14(a)	-	51,966
In accordance with US GAAP		$373,120	$565,265

Shareholders’ Equity
In accordance with Canadian GAAP		$2,261,949	$1,723,925

Adjustments associated with Canadian $ share purchase warrants:
Cumulative mark-to-market losses in retained earnings	14(a)	(341,528)	(208,317)
Reclassification of contributed surplus to derivative liability	14(a)	-	(10,275)
Cumulative fair value increment reclassified to share capital for warrants exercised	14(a)	341,528	166,626
		$-	$(51,966)

Adjustments associated with the Silverstone acquisition:
Adjust value of common shares and share purchase options issued	14(c)	75,671	75,671
Reclassify acquisition-related costs to retained earnings	14(c)	(3,296)	(3,296)
Increase in future income tax recovery	14(c)	4,512	4,512
Cumulative additional depletion on silver and gold interests	14(c)	(13,189)	(5,237)
		$63,698	$71,650
In accordance with US GAAP		$2,325,647	$1,743,609
Total liabilities and shareholders' equity in accordance with US GAAP		$2,698,767	$2,308,874

Accumulated Other Comprehensive Income
In accordance with Canadian GAAP	4	$178,671	$46,900
Reclassification of future income tax asset recovery	14(d)	13,600	-

In accordance with US GAAP		$192,271	$46,900

SILVER WHEATON ANNUAL REPORT [69]

a) Share Purchase Warrants

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. In 2006, a technical interpretation of US GAAP, in accordance with ASC 815-40, Contracts in Entity's Own Equity, requires share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency be classified and accounted for as a financial liability. This non-cash adjustment has no effect on the Company’s cash flow or liquidity.

b) Induced Conversion of Common Share Purchase Warrants

For Canadian GAAP purposes, the fair market value of the “New Warrants” which were issued as an incentive to the series “A” warrant holders (Note 8d) to exercise their existing warrants during an early exercise period (Note 8d) was treated as a reduction to shareholders equity. For US GAAP purposes, the series “A” share purchase warrants were classified and accounted for as a financial liability when issued. Accordingly, the fair market value of the “New Warrants” which were issued as an incentive to induce conversion of these warrants was recognized as an expense.

c) Accounting for Silverstone Acquisition

On May 21, 2009, the Company completed the acquisition of Silverstone. There are a number of differences in accounting for the transaction between Canadian GAAP and US GAAP.

On January 1, 2009, the Company adopted ASC 805 - Business Combinations (“ASC 805”). Under this new standard, business combinations are accounted for under the "acquisition method," compared to the "purchase method". The standard also presents revised guidance for a number of areas, including (i) the definition of a business for the purpose of acquisitions; (ii) the measurement date for equity interests issued by the acquirer; (iii) the adjustment of income tax estimates in the acquisition; (iv) the treatment of acquisition-related costs of the acquirer; (v) the disclosure requirements around the nature and financial effects of the business combination; and (vi) the measurement of assets acquired, liabilities assumed, and non-controlling interest in an acquisition of less than 100% of the acquiree.

The Company has identified the following GAAP differences:

  For Canadian GAAP purposes, the value of the common shares issued in connection with the Silverstone Acquisition were measured based on the trade weighted average price of Silver Wheaton common shares on the Toronto Stock Exchange (“TSX”) for the 2 days prior to, the day of and two days after March 12, 2009, the day of announcement of the Agreement, resulting in a total valuation of $146.2 million. For US GAAP purposes, the value of the common shares have been measured based on the closing price of Silver Wheaton common shares on the TSX on May 21, 2009, being the date the Silverstone Acquisition closed, resulting in an increase in value of $73.1 million.

  For Canadian GAAP purposes, the value of the share purchase options issued in connection with the Silverstone Acquisition were measured using the Black-Scholes option value method with a weighted average exercise price of Cdn$8.02 per option, calculated based on the trade weighted average price of Silver Wheaton common shares on the TSX for the 2 days prior to, the day of and two days after March 12, 2009, the day of announcement of the Agreement, resulting in a total valuation of $2.6 million. For US GAAP purposes, the value of the share purchase options issued have been measured using a weighted average exercise price of Cdn$10.80 per option based on the closing price of Silver Wheaton common shares on the TSX on May 20, 2009, being the date prior to the Silverstone Acquisition closing, resulting in an increase in value of $2.6 million.

  For Canadian GAAP purposes, acquisition-related costs of the Company totaling $3.3 million have been capitalized as part of the cost of the business combination. For US GAAP purposes, these costs were expensed on acquisition.

  For Canadian GAAP purposes, the Company was able to record previously unrecognized non-capital losses as future income tax assets (“FITA’s”) in its Silverstone purchase price allocation. For US GAAP purposes, the Company was unable to recognize these losses as FITA’s on the acquisition of Silverstone. However, the Company was able to record these FITA’s subsequent to the acquisition of Silverstone which increases the future income tax recovery by $4.5 million in 2009 for US GAAP purposes.

SILVER WHEATON ANNUAL REPORT [70]

  As a result of the increase in value of the consideration paid for US GAAP purposes and the other adjustments as noted above, the Company recorded an additional $65.9 million in value attributable to the silver and gold interests acquired and goodwill of $11 million. For the year ended December 31, 2010, the Company recorded additional depletion on its silver and gold interests of $8.0 million, resulting in cumulative additional depletion on its silver and gold interests of $13.2 million.

d) Future Income Taxes

As more fully described in Note 4, the Company’s future income tax expense or recovery in a given period is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of a significant increase in the value of the long-term investments during 2010, the Company recorded a future income tax liability with the associated $14.4 million future income tax expense being reflected as a component of other comprehensive income. The Company has future tax assets relating to tax losses and tax deductions which had not been previously recognized. For Canadian GAAP purposes, the Company has reversed its valuation allowance and recognized these future income tax assets, which partially offset this future tax liability, with the resulting $13.6 million future income tax recovery being reflected in net earnings. For US GAAP purposes, this future tax benefit is to be reported in the same manner as the source of the income in the current year, and as a result has been reported as a component of other comprehensive income. The 2008 future tax expense of $2.9 million has been reclassified to conform with this accounting treatment.

e) Stock Options

The total intrinsic value of stock options outstanding and exercisable at December 31, 2010, was $65.6 million and $35.1 million, respectively. The total intrinsic value of stock options exercised during the year ended December 31, 2010 was $74.1 million.

At December 31, 2010, there was $1.8 million of total unrecognized compensation costs related to unvested stock options. These costs will be recognized over the weighted average period of 6 months. The following table summarizes the changes in the Company’s unvested stock options during the year ended December 31, 2010:

	Number of Options Outstanding	Weighted Average Grant Date Fair Value (Cdn$/option)

Unvested stock options, as at January 1, 2010	1,311,650	$3.15
Granted	1,288,700	5.38
Vested	(1,379,566)	4.06
Forfeited	(8,333)	2.32
Unvested stock options, as at December 31, 2010	1,212,451	$4.49

f) Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued an interpretation of ASC 740 – Income Taxes (“ASC 740”) which addresses the accounting for uncertainty in income taxes. This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Effective January 1, 2007 the Company adopted ASC 740. The adoption did not result in any adjustment to opening retained earnings under US GAAP. As a result of the implementation of ASC 740, the Company did not recognize any liabilities for unrecognized tax benefits. In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense. Any penalties will be recorded in general and administrative expense.

SILVER WHEATON ANNUAL REPORT [71]

The Company is subject to taxation in Canada and various other foreign jurisdictions. The Company is currently open to audit under the statute of limitations by the Canada Revenue Agency for years ended December 31, 2004 through 2010.

g) Accounting Pronouncements

UNITED STATES ACCOUNTING PRONOUNCEMENTS ADOPTED DURING 2010

(i)	Fair value measurements and disclosures

In January 2010, the FASB issued Accounting Standard Update (“ASU”) 2010-06 (“ASU 2010-06”) which introduced new requirements and clarified existing requirements for the disclosure of fair value measurements and related information, similar to existing guidance under Canadian GAAP which the Company adopted in 2008. The adoption of ASU 2010-06 had no impact to the disclosures in the Company’s consolidated financial statements.

(ii)	Disclosures about the credit quality of financing receivables and allowance for credit losses

In July 2010, the FASB issued ASU 2010-20 (“ASU 2010-20”) which improve the disclosures that an entity provides about the credit quality of its financing receivables and related allowance for credit losses. The amendments in ASU 2010-20 are effective commencing with the Company’s year ended December 31, 2010. The adoption of ASU 2010-20 had no impact to the disclosures in the Company’s consolidated financial statements.

15.	Subsequent Event

On March 3, 2011, the Company announced that its Board of Directors had approved an inaugural quarterly cash dividend of $0.03 per common share ($0.12 per common share, annually), with the initial dividend being distributed on or about March 31, 2011.

SILVER WHEATON ANNUAL REPORT [72]

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Peter Barnes
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS
Peter Barnes
Chief Executive Officer

Randy Smallwood
President

Gary Brown
Chief Financial Officer

Curt Bernardi
Vice President,
Legal & Corporate Secretary

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 643 5500

Email: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Vice President, Investor Relations
Toll-free: 1 800 380 8687
Email: info@silverwheaton.com

________________

SILVER WHEATON CORP. 666  Burrard Street, Suite 3150, Vancouver, BC Canada V6C 2X8
T 604-684-9648 F 604-684-3123 www.silverwheaton.com